                                                       Registration No. 33-62755
                                                   Filed pursuant to Rule 424(a)

     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                SUBJECT TO COMPLETION, DATED SEPTEMBER 19, 1995

                                2,200,000 SHARES
                            SUMMIT TECHNOLOGY, INC.
                                  COMMON STOCK

P R O S P E C T U S

[LOGO of Summit]
                               ------------------

     All of the shares of common stock (the "Common Stock") offered hereby are being offered by Summit Technology, Inc. (the "Company" or "Summit"). The Common Stock is traded on the NASDAQ National Market System under the symbol "BEAM." The last reported sale price on the NASDAQ National Market System on September 18, 1995 was $48.875 per share.

     PROSPECTIVE INVESTORS SHOULD CONSIDER CAREFULLY THE INFORMATION SET FORTH UNDER "RISK FACTORS" BEGINNING ON PAGE 5.
                               ------------------
THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
  EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS
    THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COM-
      MISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS.
       ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

-------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------
                                                           UNDERWRITING
                                        PRICE TO           DISCOUNTS AND         PROCEEDS TO
                                         PUBLIC           COMMISSIONS(1)         COMPANY(2)
-------------------------------------------------------------------------------------------------
Per Share......................... $                   $                    $
-------------------------------------------------------------------------------------------------
Total(3).......................... $                   $                    $
-------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------

(1) The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."

(2) Before deducting estimated expenses payable by the Company of $325,000.

(3) The Company has granted the Underwriters a 30-day option to purchase up to 330,000 additional shares of Common Stock solely to cover over-allotments, if any. If the Underwriters exercise such option in full, the total Price to Public, Underwriting Discounts and Commissions and Proceeds to Company will
    be $       , $       and $       , respectively. See "Underwriting."
                               ------------------

     The shares of Common Stock are being offered by the several Underwriters named herein, subject to prior sale, when, as and if accepted by them and subject to certain conditions. It is expected that certificates for the shares of Common Stock offered hereby will be available for delivery on or about
          , 1995 at the offices of Smith Barney Inc., 388 Greenwich Street, New York, New York 10013.
                               ------------------

SMITH BARNEY INC.
                    BEAR, STEARNS & CO. INC.

                                       MORGAN STANLEY & CO.
                                               INCORPORATED
                                                     PIPER JAFFRAY INC.

          , 1995

[PHOTO]

       Summit Excimer System as used to perform Laser Vision Correction.
                            ------------------------

     IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK OF THE COMPANY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED IN THE OVER-THE-COUNTER MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

     IN CONNECTION WITH THIS OFFERING, CERTAIN UNDERWRITERS MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE COMMON STOCK OF THE COMPANY ON THE NASDAQ NATIONAL MARKET SYSTEM IN ACCORDANCE WITH RULE 10B-6A UNDER THE EXCHANGE ACT OF 1934, AS AMENDED (THE "EXCHANGE ACT").

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by the more detailed information and financial statements and notes thereto appearing elsewhere in this Prospectus.

                                  THE COMPANY

     Summit Technology, Inc. ("Summit" or the "Company") is a worldwide leader in the development, manufacture and sale of ophthalmic laser systems designed to correct common refractive vision disorders such as nearsightedness, farsightedness and astigmatism. The Company's excimer laser system ("Excimer System") is the first and only excimer laser in the world to have been approved by the FDA for commercial sale in the United States for ophthalmic use. In addition, on September 15, 1995, the Company received the first Approvable Letter ever issued by the Food and Drug Administration ("FDA") for an excimer laser system to treat nearsightedness with laser vision correction ("LVC"), also known as photorefractive keratectomy, or PRK. The Approvable Letter covers the use of the Company's Excimer System to perform LVC between 1.5 and 7.0 diopters with a six millimeter ablation zone. The Company believes that the Approvable Letter positions it to receive approval from the FDA to commercially market the Excimer System in the U.S. to treat nearsightedness utilizing LVC by the end of 1995, although there can be no assurance that such approval ever will be received.

     It is estimated that in excess of 100 million people in the United States use eyeglasses or contact lenses to correct common vision disorders, with over 60 million of these individuals suffering from nearsightedness. U.S. consumers spent an estimated $13.8 billion in eyeglass and contact lens purchases in 1993. The Company believes that LVC performed with its Excimer System will make it possible for many of these people to eliminate or reduce their reliance on corrective eyewear. The Company believes that over 30 million people in the U.S. use contact lenses and that many of these individuals would be particularly receptive to LVC as they have already chosen to use an alternative to eyeglasses for vision correction. Furthermore, in 1993 approximately 250,000 radial keratotomy ("RK") procedures (a manual surgical procedure in which an ophthalmologist uses a scalpel to make a series of incisions in the cornea) were performed in the U.S. The Company believes that LVC will be an attractive alternative to RK since LVC is a less invasive procedure.

     According to the two year follow-up data accumulated by the Company during its Phase III LVC clinical trials, all of the individuals undergoing LVC experienced an improvement in visual acuity without corrective eyewear. Prior to LVC, 95% of the eyes were 20/200 or worse. Of the eyes treated, approximately 91% improved to 20/40 or better, the legal requirement to obtain a driver's license in most states without corrective eyewear, while the remaining 9% experienced improved vision without corrective eyewear, but still required corrective eyewear to achieve 20/40 vision or better.

     LVC is an outpatient surgical procedure performed with the Excimer System to treat nearsightedness, farsightedness and astigmatism, whereby submicron layers of tissue are ablated (removed) from the surface of the cornea in a computer-assisted, predetermined pattern to reshape the cornea. The average procedure consists of approximately 150 laser pulses, each of which lasts several billionths of a second. Cumulative exposure to the laser light is less than one second. The entire procedure, including patient preparation and post-operative dressing, generally lasts no more than thirty minutes.

     Upon receipt of approval from the FDA to commercially market the Excimer System in the U.S. for performing LVC, the Company intends to open between 20 and 30 vision correction centers ("Vision Correction Centers") in selected geographic markets in the U.S. These Vision Correction Centers will provide LVC directly to consumers. The Company intends to implement a comprehensive consumer marketing program to promote and increase demand for LVC using television, radio, print media and teleservices. This marketing program is intended to benefit the Vision Correction Centers as well as unaffiliated users of the Excimer Systems.

     Upon such FDA approval, the Company also anticipates participating in per procedure royalties payable to a partnership ("Pillar Point Partners") formed by the Company and VISX, Incorporated ("VISX") to hold certain U.S. patents covering excimer laser systems and procedures. Pillar Point Partners will receive a royalty for each LVC procedure performed in the U.S. using excimer laser technology licensed by Pillar Point Partners. The per procedure fee charged by Pillar Point Partners will be fixed at the highest amount proposed by either partner, not to exceed $250 per procedure. The Company initially intends to propose a $250 per LVC procedure royalty. The per procedure royalty fees paid to Pillar Point Partners are anticipated to provide the Company, as a co-owner of Pillar Point Partners, with a source of significant recurring revenue.

     The Company's strategy is to become a vertically-integrated vision correction business by (i) manufacturing and selling laser systems and related products to correct vision disorders; (ii) operating Vision Correction Centers; and (iii) participating in per procedure royalty revenues from its ownership in Pillar Point Partners. The Company believes that this strategy will position it to participate fully in revenues derived from the sale of LVC equipment and revenue generated from LVC.

                                  THE OFFERING

Common Stock being offered.......................   2,200,000(1)
Common Stock to be outstanding after the
  offering.......................................   19,023,994(1)(2)
Use of proceeds..................................   To develop and market the Company's
                                                    Vision Correction Centers, promote
                                                    consumer acceptance of, and create demand
                                                    for, Laser Vision Correction and expand
                                                    manufacturing capabilities, and for
                                                    research and development, working capital
                                                    and other general corporate purposes.
NASDAQ National Market symbol....................   BEAM

---------------
(1) Excludes up to 330,000 shares that may be sold by the Company pursuant to the Underwriters' over-allotment option. See "Underwriting."
(2) Excludes 582,509 shares of Common Stock reserved for issuance upon the exercise of stock options outstanding on June 30, 1995.

                      SUMMARY CONSOLIDATED FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                                  SIX MONTHS
                                                   YEARS ENDED DECEMBER 31,                     ENDED JUNE 30,
                                     ----------------------------------------------------     -------------------
                                      1990       1991       1992       1993        1994        1994        1995
                                     -------    -------    -------    -------    --------     -------     -------
STATEMENT OF OPERATIONS DATA:
Net revenues......................   $11,646    $22,018    $31,130    $26,801    $ 24,210     $ 9,524     $16,368
Gross profit......................     6,255     12,376     17,765     10,321       4,847       1,660       5,119
Operating income (loss)...........    (1,094)       321       (242)    (9,182)    (15,484)     (8,609)     (4,305)
Net income (loss).................      (665)       980       (383)    (9,154)    (15,381)     (8,490)     (3,971)
Net income (loss) per share.......   $  (.05)   $   .07    $  (.03)   $  (.59)   $   (.94)    $  (.52)    $  (.24)
Weighted average number of common
  shares outstanding..............    12,202     14,933     14,867     15,586      16,444      16,349      16,809

                                                                                       JUNE 30, 1995
                                                                                    --------------------
                                                                                                   AS
                                                                                    ACTUAL      ADJUSTED
                                                                                    -------     --------
BALANCE SHEET DATA:
Working capital..................................................................   $19,527     $121,996
Total assets.....................................................................    48,026      150,495
Capital lease obligations, long-term.............................................     1,228        1,228
Stockholders' equity.............................................................    34,283      136,752

                            ------------------------

     Except as otherwise noted herein, all information contained in this Prospectus assumes no exercise of any outstanding employee, consultant and director stock options and no exercise of the Underwriters' over-allotment option.

                                  RISK FACTORS

     In addition to the information contained elsewhere in this Prospectus, prospective investors should carefully consider the following risk factors before purchasing the securities offered hereby.

     Absence of Profitability; Possible Future Losses. The Company has experienced losses in each year of operation since inception in 1986, except for a modest profit in 1991. For the six months ended June 30, 1995, the Company incurred a net loss of $4.0 million, bringing its accumulated deficit to $34.0 million as of June 30, 1995. To implement its commercialization strategy, the Company intends to make significant expenditures in the first twelve months following FDA approval of LVC for treatment of nearsightedness including, marketing, opening and operating Vision Correction Centers. The Company is likely to incur losses through at least the end of 1995, and there can be no assurances that the Company will ever achieve long-term profitability and growth. See "Risk Factors -- Uncertain Market Acceptance," "-- Uncertainty of New Business Venture" and "--Possible Failure to Obtain Regulatory Approvals for Products."

     Uncertain Market Acceptance. The Company believes that its profitability and growth will depend upon broad acceptance of LVC in the U.S. LVC has not yet been commercially introduced in the U.S., and there can be no assurance that it will be accepted by either the ophthalmic community or the general population as an alternative to existing methods of treating refractive vision disorders. The acceptance of LVC may be affected adversely by its cost (estimated to be between $1,200 and $1,600 per eye), concerns relating to its safety and efficacy, the lack of third party reimbursement for LVC, general resistance to surgery, the effectiveness of alternative methods of correcting refractive vision disorders, the lack of long-term follow-up data, the possibility of unknown side effects and the cost of the Excimer System (approximately $500,000). Promotional efforts by suppliers of products or procedures which are alternatives to LVC, including eyeglasses and contact lenses, some of whom may have greater resources than the Company, may also affect adversely the market acceptance of LVC. The Company's failure to achieve broad market acceptance of LVC is likely to have a material adverse effect on the Company's business, financial condition and results of operations. See "Risk Factors -- "Absence of Profitability; Possible Future Losses" and "Safety and Efficacy Concerns."

     Uncertainty of New Business Venture. The Company's three LVC centers operating in the U.K. have incurred operating losses since their inception in 1992 and may continue to incur operating losses. Additionally, in the twelve months following the FDA's approval of LVC for treating nearsightedness, the Company intends to open 20 to 30 Vision Correction Centers in the U.S., and anticipates incurring significant ongoing expenses including marketing, public relations, leasing costs, personnel hiring and training costs. The success of the Vision Correction Centers will depend on the market acceptance of LVC. The Company has limited experience in the operation of such centers and the marketing of LVC directly to consumers.

     State and local laws and regulations relating to the Company's operation of the Vision Correction Centers, which vary significantly from state to state, may make it difficult or impossible for the Company to open or profitably operate Vision Correction Centers in certain jurisdictions. The Company currently does not anticipate opening Vision Correction Centers in every state. In order to comply with these diverse regulatory frameworks, the Company will be required to adopt varying strategies to establish and operate its Vision Correction Centers in different states, which will increase its costs of doing business. Any changes in the regulatory framework in any one or more states could cause delays in the Company's operation of the Vision Correction Centers in such states, or make continued operation unprofitable.

     Continued significant marketing and operating expenditures, lack of broad market acceptance of LVC in the U.S. and operating losses from the LVC centers in the U.K. could prevent the Vision Correction Centers from becoming profitable. There can be no assurance that the Vision Correction Centers will at any time become profitable. Failure of the Vision Correction Centers to become profitable may have a material adverse effect on the Company's business, financial condition and results of operations. See "Risk Factors -- Absence of Profitability; Possible Future Losses," "-- Uncertain Market Acceptance,"
"-- Competition" and "-- Possible Failure to Obtain Regulatory Approvals for Products."

     Patent Concerns. There are a number of U.S. and foreign patents covering methods and apparatus for performing corneal surgery with excimer lasers and holmium lasers that are not owned by the Company. If patents held by others were considered valid and interpreted broadly in an adversarial proceeding, they could be deemed to cover one or more aspects of the Excimer Systems or the Company's holmium laser systems

("Holmium System") or their use to perform one or more procedures. While the Company either owns or has obtained from Pillar Point Partners (a partnership formed by the Company and VISX to hold certain U.S. patents) a license to what it believes are the important U.S. LVC patents, there can be no assurance that the Company will not be subject to one or more claims for infringement.

     In the event one of the Company's products is adjudged to infringe a patent in a particular market with the likely consequence of a damage award, the Company and its customers may be enjoined from making, using and selling such products in such market or be required to obtain a royalty-bearing license, if available on acceptable terms. Alternatively, in the event a license is not offered, the Company might be required to redesign those aspects of the products held to infringe so as to avoid infringement. Any redesign efforts undertaken by the Company might be expensive and could necessitate FDA review. Furthermore, they could delay the re-introduction of the Company's products into certain markets, or may be so significant as to be impractical. If redesign efforts were impractical, the Company could be prevented from manufacturing and selling the infringing products, which would have a material adverse effect on the Company's business, financial condition and results of operations.

     Failure to maintain the protection afforded by certain of the Company's patents and the patents licensed to the Company and VISX by Pillar Point Partners would have a material adverse effect on the Company's future revenues and earnings. Further, there can be no assurance that the Company's patents (or those licensed from Pillar Point Partners) will ultimately be found to be valid, or that the Company's patent rights (or those licensed from Pillar Point Partners) will deter others from developing substantially equivalent or competitive products. Even if an unlicensed competitor's products infringe upon the Company's patents or those of Pillar Point Partners, it may be costly to enforce such rights. An infringement action may require the diversion of funds from the Company's operations and may require management to expend effort that might otherwise be devoted to the Company's operations. Furthermore, there can be no assurance that the Company will be successful in enforcing its patent rights. Any failure by the Company to prevail in patent infringement actions against others, or any success by another company in enforcing a patent infringement claim against the Company could have a material adverse effect on the Company's business, financial condition and results of operations. See "Risk Factors -- Risks of Pillar Point Partners."

     On August 29, 1995, the Company filed suit in the U.S. District Court for the District of Delaware against VISX for infringement of a certain U.S. patent with a priority date of 1985, which was purchased by the Company in 1993 ("the Azema Patent"). The Company is seeking damages for past infringement for all excimer lasers manufactured by VISX in the U.S. for use outside the U.S. In addition, the Company is seeking to enjoin VISX from manufacturing and selling excimer lasers for any purpose other than U.S. clinical trials. As of September 18, 1995, VISX had not yet filed an answer to the Company's complaint. There can be no assurance that the Company will prevail in this proceeding.

     On September 5, 1995, VISX sued the Company and eight Canadian ophthalmologists who use or have used the Company's Excimer System, in the Federal Court of Canada, Trial Division, asserting that the Excimer System infringed certain Canadian patents held by VISX. In such suit, VISX seeks, among other things, damages for past infringement and a permanent injunction preventing the Company and the other defendants from manufacturing, marketing, selling, using and inducing others to use the Excimer System in Canada. The Company believes that it has valid defenses to VISX's suit and intends to defend such action vigorously; however, there can be no assurance that the Company will be successful. The Company does not believe that the Canadian market is material to its business. There can be no assurance that additional patent infringement claims in the United States or in other countries will not be asserted against the Company, or, if asserted, that the Company will be successful in defending against such claims.

     Risks of Pillar Point Partners. There can be no assurance that the agreements between the Company and VISX relating to Pillar Point Partners will preclude patent disputes with VISX with respect to technology not included in Pillar Point Partners in the U.S. or with respect to any technology outside the U.S., or that the Company's activities will not infringe patents held by other parties. Under the agreements establishing Pillar Point Partners, the Company must pay Pillar Point Partners a royalty fee each time its Excimer System is used to perform LVC in the U.S., regardless of whether the Company performs the procedure. The Company intends to maintain contractual arrangements permitting it to collect such royalty fees from purchasers of its

Excimer Systems, but, there can be no assurance that it will be able to collect such fees. In forming Pillar Point Partners, the Company has taken measures to structure the partnership in a manner consistent with U.S. antitrust laws. The compliance of Pillar Point Partners with these laws will depend upon the activities of the partners, a determination of what constitutes the relevant market for purposes of such laws, the number and relative strength of competitors in such markets and numerous other factors, many of which are presently unknown or are beyond the control of Pillar Point Partners. No assurance can be given that the activities of Pillar Point Partners will not be challenged under such laws. In March 1995, Pillar Point Partners sued LaserSight, Inc. for patent infringement in the Federal District Court for Delaware. Although the suit is based on a patent licensed to Pillar Point Partners by VISX, the Company will share in the expenses of this litigation. In addition, the defendant, LaserSight, Inc., has entered a counterclaim asserting the Pillar Point Partners agreements constitute patent misuse. Any successful challenge to the structure and operation of Pillar Point Partners or to its patents could have a material adverse effect on the Company's business, financial condition and results of operations. See "Risk Factors -- Patent Concerns."

     Competition. The vision correction industry is subject to intense competition. LVC competes with eyeglasses, contact lenses and RK, as well as with other technologies and surgical techniques currently under development, such as corneal implants and surgery using different types of lasers. Certain of the Company's competitors may have greater financial resources than the Company, which may enable them to market their products or procedures to the consumer and to the ophthalmic community in a more effective manner. The success of any competing alternatives to LVC would have a material adverse effect on the Company's business, financial condition and results of operations. See "Risk Factors -- Uncertain Market Acceptance."

     The Company is aware of a number of businesses that have been formed to provide U.S. consumers with treatment for nearsightedness using LVC, and others may be formed at such time as FDA approval for LVC to treat nearsightedness is obtained. Upon FDA approval, these providers of LVC will compete with the Vision Correction Centers and may have greater financial resources than the Company and/or may be or become more experienced in profitably performing LVC. The Company's Vision Correction Centers also may compete with hospitals, clinics and private ophthalmologists to the extent such providers perform LVC within the same geographic areas as a Vision Correction Center. The success of these providers of LVC using the Company's or similar products in capturing the market for LVC could have a material adverse effect on the Company's business, financial condition and results of operations. See "Risk Factors -- Uncertainty of New Business Venture."

     The Excimer System currently competes with other manufacturers' excimer laser systems sold outside the U.S. If another manufacturer were to receive approval from the FDA to sell its excimer laser system in the U.S., the Excimer System would become subject to competition in the U.S. At least one manufacturer
(VISX) currently is in advanced stages of the FDA approval process for such a system. Additionally, competitors, both in the U.S. and abroad, may enter the equipment manufacturing business or acquire existing companies. Competing manufacturers of excimer laser systems may have greater financial resources than the Company, may be able to offer their products at a lower cost or may develop procedures that involve a lower per procedure cost. Competition from new entrants may be particularly prevalent in those countries where significant regulatory approvals are not required.

     Safety and Efficacy Concerns. Concerns with respect to the safety and efficacy of the Company's Excimer System to perform LVC include predictability and stability of results. Potential complications and side effects include: post-operative discomfort; corneal haze during healing (an increase in the light scattering properties of the cornea); glare/halos (undesirable visual sensations produced by bright lights); decreases in contrast sensitivity; temporary increases in intraocular pressure in reaction to post-procedure medication; modest fluctuations in refractive capabilities during healing; modest decreases in best corrected vision (i.e., with corrective eyewear); unintended over- or under-corrections; regression of effect; disorders of corneal healing; corneal scars; corneal ulcers and induced astigmatism. There can be no assurance that long-term follow-up data will not reveal additional complications that may have a material adverse effect on acceptance of LVC which in turn would have a material adverse effect on the Company's business, financial condition and results of operations. See "Risk Factors -- Uncertain Market Acceptance."

     Possible Failure to Obtain Regulatory Approvals for Products. The Company's Excimer Systems and related disposables are regulated as medical devices by the FDA under the Federal Food, Drug, and Cosmetic Act ("FDC Act"). As such, these devices require premarket clearance or premarket approval ("PMA") by the FDA prior to commercialization in the U.S. The PMA approval process (and underlying clinical studies) is lengthy and uncertain and requires substantial commitments of the Company's financial resources and management's time and effort. Delays in obtaining or failure to obtain required regulatory approvals or clearances in the U.S. and other countries would prevent the marketing of the Excimer System and other devices and impair the Company's ability to generate funds from operations, which in turn would have a material adverse effect on the Company's business, financial condition and results of operations. There can be no assurance that the Company will be able to obtain required premarket approvals or premarket clearances in the U.S. or certain foreign countries for intended uses of its Excimer Systems, or any of its other devices for which the Company seeks approvals or clearances.

     The Company believes that the Excimer System requires a PMA or PMA supplement for each of the surgical procedures which it is intended to perform, including Phototherapeutic Keratectomy ("PTK"), LVC and Laser Assisted in situ Keratomileusis ("LASIK"). The FDA has approved the Company's PMA application to commercially market the Excimer System for PTK in the U.S. The Company has obtained approval from the FDA to conduct clinical investigations of the Excimer System for LVC and LASIK pursuant to an Investigational Device Exemption ("IDE"). The FDA may grant premarket approval with respect to a particular procedure performed with the Excimer System only when it is satisfied that the use of the device for that particular procedure is safe and effective. In granting premarket approval, the FDA may restrict the types of patients who may be treated, thereby limiting the market acceptance of the Excimer System. The FDA may grant approval of the Excimer System for use with certain procedures but not others. Modifications to a device that is the subject of an approved PMA, its labeling, or manufacturing process may require approval by the FDA of PMA supplements or new PMAs. The Company has made certain minor manufacturing changes to the Excimer System since the device was approved by the FDA for PTK. Although the Company believes such changes are minimal and do not require the filing of a PMA supplement or prior approval by the FDA, there can be no assurance that the FDA would not require the Company to file a PMA supplement, which would result in additional costs and delays in marketing the modified device. Supplements to a PMA often require the submission of the same type of information required for an initial PMA, except that the supplement is generally limited to that information needed to support the proposed change from the product covered by the original PMA.

     On September 15, 1995, the Company received an Approvable Letter from the FDA for the Company's PMA for use of the Excimer System in the U.S. to treat nearsightedness using LVC. The Approvable Letter contains the final conditions and product labeling requirements that the Company must satisfy prior to the FDA's approval of the PMA. When and if the conditions have been fulfilled to the satisfaction of FDA, the agency will issue a PMA approval letter, authorizing commercial distribution of the device for certain indications. However, there can be no assurance that the Company will obtain approval of the PMA for use of the Excimer System to treat nearsightedness using LVC on a timely basis or at all, and delays in receipt of or failure to receive such approval would have a material adverse effect on the Company's business, financial condition and results of operations.

     The Company has obtained FDA approval to conduct several additional studies involving subsets of patients under the Company's IDE for LVC. In addition, the Company also is engaged in ongoing U.S. trials of its emphasis(R) erodible mask, a single-use polymer disc developed by the Company to perform LVC ("Erodible Mask"). There can be no assurance that the device will be shown to be safe and effective, or that it will be approved or cleared by FDA or foreign bodies, for the intended uses for which it is being investigated.

     In June 1992, the Company was granted 510(k) premarket clearance for the Holmium System and a related disposable hand-held probe for performing Laser Sclerostomy ("LS"). In June 1993, the Company was granted premarket clearance for a second hand-held tip for performing LS. If the Company makes any modification to its cleared Holmium System or probes that constitutes a major change to the intended use of the device or that could significantly affect the safety or effectiveness of the device, the Company will be required to file a new 510(k), or potentially a PMA, for the modification. The Company believes that PMA approval is necessary to market the Holmium System for performing Laser Thermal Keratoplasty ("LTK").

The Company has received approval from the FDA to conduct several IDE studies of the Holmium System using LTK to treat approximately 400 eyes for hyperopia and astigmatism. There can be no assurance that the device will be shown to be safe and effective, or that it will be approved or cleared by FDA or foreign bodies, for the intended uses for which it is being investigated.

     Any products manufactured or distributed by the Company pursuant to a premarket clearance notification or PMA are or will be subject to pervasive and continuing regulation by the FDA. The FDC Act also requires the Company to manufacture its products in registered establishments and in accordance with its Good Manufacturing Practices ("GMP") regulations and to list its devices with FDA. The Company's facilities in the U.S. and Ireland are subject to periodic GMP inspections by the FDA. These regulations impose certain procedural and documentation requirements upon the Company with respect to manufacturing and quality assurance activities. The FDA has proposed changes to the GMP regulations which will likely increase the cost of compliance with GMP requirements. Labeling and promotional activities are subject to scrutiny by the FDA and, in certain instances, by the Federal Trade Commission. Current FDA enforcement policy prohibits the marketing of approved medical devices for unapproved uses. Noncompliance with applicable requirements can result in, among other things, fines, injunctions, civil penalties, recall or seizure of products, total or partial suspension of production, denial or withdrawal of premarket clearance or approval of devices, recommendation by the FDA that the Company not be allowed to enter into government contracts and criminal prosecution. The FDA also has the authority to request the repair, replacement or refund of the cost of any device manufactured or distributed by the Company. Changes in existing regulatory requirements or adoption of new requirements could have a material adverse effect on the Company's business, financial condition and results of operations. There can be no assurance that the Company will not be required to incur significant costs to comply with laws and regulations in the future or that laws and regulations will not have a material adverse effect upon the Company's business, financial condition or results of operations. All lasers manufactured by the Company are subject to the Radiation Control for Health and Safety Act administered by the Center for Devices and Radiological Health of the FDA which imposes record keeping, reporting and safety requirements on manufacturers of lasers.

     Furthermore, the introduction of the Company's products in foreign countries may require obtaining foreign regulatory clearances. Sales of the Company's products are currently unrestricted in approximately 40 countries. Sales of the Company's laser systems are limited in several countries in addition to the U.S., including Japan, Taiwan and Mexico. There can be no assurances that the Company will be able to obtain regulatory clearances for its products in the U.S. or foreign markets. See "Risk Factors -- Absence of Profitability; Possible Future Losses" and "-- Uncertain Market Acceptance."

     Manufacturing Concerns. The Company currently does not have experience manufacturing its Excimer System in the volumes that may be required to satisfy demand in the event that the FDA approves the Excimer System for LVC to treat nearsightedness, and would require hiring and training of additional manufacturing personnel to meet increased production demands. In addition, the Company currently purchases certain components used in the manufacture of the Excimer Systems from only one of the available suppliers. If any of these suppliers were to cease providing components to the Company, the Company would be required to locate and contract with a substitute supplier, and there can be no assurances that such substitute supplier could be located in a timely manner, or could provide required components on commercially reasonable terms. A failure to increase production volumes in a cost-effective or timely manner, or any interruption in the manufacturing of Excimer Systems, would have a material adverse effect on the Company's business, financial condition and results of operations.

     Potential Liability Claims and Uninsured Risks; Limited Insurance. The testing and use of human health care products entail an inherent risk of physical injury to patients and physicians, and exposes the manufacturer to potential product liability and other damage claims. In addition, the Company's products include high voltage power supplies. While the Company maintains product liability insurance with coverage of $5.0 million per occurrence and an annual aggregate maximum of $5.0 million, there can be no assurance that any product liability claim assessed against the Company would not exceed its insurance coverage. There can be no assurance that adequate product liability insurance will continue to be available, either at existing or increased levels of coverage, on commercially reasonable terms, if at all, and that the Company's existing insurance will be adequate to cover any future claims that may be made. Also, while the Company is exploring the availability of umbrella liability and errors and omissions coverage for its Vision Correction Centers, there can be no assurance that such coverage will be available in amounts sufficient to protect the Company from malpractice, negligence or other claims, or that it will be available at an acceptable cost. Even if a claim against the Company is covered by insurance, the costs of defending a product liability, malpractice, negligence or other action, and/or the assessment of damages in excess of insurance coverage, could have a material adverse effect on the Company's business, financial condition and results of operation.

     Volatility of Stock Price. The market price of the Company's Common Stock historically has been volatile. Factors such as announcements of technological innovations or new products by the Company or its competitors, changes in domestic or foreign governmental regulations or regulatory approval processes, developments or disputes relating to patent or proprietary rights and public concern as to the safety and efficacy of the procedures for which the Excimer System is used, has and may continue to have a significant impact on the market price of the Common Stock. Moreover, the possibility exists that the stock market (and in particular the securities of technology companies such as the Company) could experience extreme price and volume fluctuations unrelated to operating performance.

     Certain Anti-takeover Provisions of the Company's Charter and By-Laws. The Company's Articles of Organization and By-Laws, as well as certain state statutes, contain provisions that could have the effect of discouraging persons from pursuing a non-negotiated takeover of the Company and preventing certain changes of control. The Company's Articles of Organization and By-Laws fix the number of directors at five and provide for the election of directors to staggered, three-year terms. The Company has also authorized 5,000,000 shares of preferred stock, $.01 par value, which could be issued with rights senior to the Common Stock and once issued would impose various procedural and other requirements that could make it more difficult for stockholders to effect certain corporate actions. In addition, the Company has adopted a shareholders' rights plan providing for discount purchase rights to the holders of Common Stock upon certain acquisitions of the Company's Common Stock. These provisions, together with the shareholders' rights plan, may discourage a third party from attempting to acquire control of the Company and may lower the price that an investor may be willing to pay for shares of the Company's Common Stock.

                                  THE COMPANY

     Summit Technology, Inc. was incorporated in Massachusetts on November 27, 1985 and commenced operations on January 1, 1986. The Company's executive offices are located at 21 Hickory Drive, Waltham, Massachusetts 02154, and its telephone number is (617) 890-1234.

                          PRICE RANGE OF COMMON STOCK

     The Company's Common Stock is traded on the NASDAQ National Market System under the symbol "BEAM." The following table sets forth the high and low closing prices per share for the Common Stock during the indicated periods:

                                                                            COMMON STOCK
                                                                            -------------
                                    PERIOD                                  HIGH      LOW
                                    ------                                  ----      ---
    1993:
    First Quarter.........................................................  $30 1/4  $ 21
    Second Quarter........................................................   27 3/4   223/8
    Third Quarter.........................................................   28        19 1/2
    Fourth Quarter........................................................   28 1/4    21
    1994:
    First Quarter.........................................................  $38      $ 20 7/8
    Second Quarter........................................................   30 3/4    23
    Third Quarter.........................................................   36        27
    Fourth Quarter........................................................   39 5/8    28 1/4
    1995:
    First Quarter.........................................................  $34 7/8  $ 28
    Second Quarter........................................................   37 3/4    30 1/2
    Third Quarter (through September 18, 1995)............................   51 1/2    38

     On September 18, 1995, the last reported sale price per share for the Common Stock was $48 7/8. As of September 15, 1995, there were 3,870 holders of record of the Common Stock.

                                DIVIDEND POLICY

     The Company has never declared or paid cash dividends on its Common Stock. The Company currently intends to retain its earnings, if any, to finance future growth, and therefore does not anticipate paying any cash dividends to holders of its Common Stock in the foreseeable future.

                                USE OF PROCEEDS

     The net proceeds to the Company from the sale of the 2,200,000 shares of Common Stock being offered hereby are estimated to be approximately $102.5 million ($117.9 million if the Underwriters' over-allotment option is exercised in full), after deducting the underwriting discounts and commissions and estimated offering expenses payable by the Company. The Company intends to use the net proceeds of this offering to develop and market its Vision Correction Centers, promote consumer acceptance of, and create demand for, LVC through advertising and marketing and expand manufacturing capabilities for Excimer Systems, and for research and development, working capital and other general corporate purposes. Pending such uses, the Company intends to invest the net proceeds from this offering in short-term, investment grade, interest bearing securities.


                                 CAPITALIZATION

     The following table sets forth the capitalization of the Company as of June
30, 1995 and as adjusted to reflect the receipt of net proceeds from the sale of the 2,200,000 shares of Common Stock offered hereby. This table should be read in conjunction with the Consolidated Financial Statements of the Company and notes thereto appearing elsewhere in this Prospectus.

                                                                         JUNE 30, 1995
                                                                    ------------------------
                                                                     ACTUAL      AS ADJUSTED
                                                                    --------     -----------
                                                                         (IN THOUSANDS)
    Current maturities of capital lease obligations...............  $    452      $     452
                                                                    ========      =========
    Capital lease obligations, long-term..........................  $  1,228      $   1,228
    Stockholders' equity:
      Common Stock, $.01 par value; 60,000,000 shares authorized;
         16,823,994 shares issued and outstanding; and 19,023,994
         shares issued and outstanding as adjusted(1).............       168            190
      Additional paid-in capital..................................    68,194        170,641
      Accumulated deficit.........................................   (33,973)       (33,973)
      Treasury stock, at cost, 2,981 shares.......................      (106)          (106)
                                                                    --------      ---------
    Total stockholders' equity....................................    34,283        136,752
                                                                    --------      ---------
    Total capitalization..........................................  $ 35,511      $ 137,980
                                                                    ========      =========

---------------
(1) Excludes 582,509 shares of Common Stock reserved for issuance upon exercise of employee, consultant and director stock options outstanding on June 30, 1995. See Note 9 to the
    Company's Consolidated Financial Statements concerning stock options. Also excludes 330,000 shares subject to the Underwriters' over-allotment option. See "Underwriting."


                                            SELECTED CONSOLIDATED FINANCIAL INFORMATION

        The selected consolidated financial data presented below for each of the five years ended December 31, 1994 are derived from the Company's Consolidated Financial Statements, which have been audited by KPMG Peat Marwick LLP, independent certified public accountants, whose reports thereon are unqualified. The selected consolidated financial data presented below for the six month periods ended June 30, 1994 and 1995 have been derived from the unaudited financial statements of the Company and, in the opinion of the Company's management, include all adjustments (consisting of normal recurring adjustments) necessary for a fair presentation.
The information below should be read in conjunction with the Consolidated Financial Statements (and notes thereto) and "Management's
Discussion and Analysis of Financial Condition and Results of Operations," included elsewhere in this Prospectus. Operating results for the six months ended June 30, 1995 are not necessarily indicative of the results that may be expected for the entire fiscal year.

                                                                                                              SIX MONTHS
                                                                  YEARS ENDED DECEMBER 31,                  ENDED JUNE 30,
                                                      ------------------------------------------------     -----------------
                                                       1990      1991      1992      1993       1994        1994      1995
                                                      -------   -------   -------   -------   --------     -------   -------
                                                                     (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
STATEMENT OF OPERATIONS DATA:
Net revenues........................................  $11,646   $22,018   $31,130   $26,801   $ 24,210     $ 9,524   $16,368
Cost of revenues....................................    5,391     9,642    13,365    16,480     19,363       7,864    11,249
                                                      -------   -------   -------   -------   --------     -------   -------
Gross profit........................................    6,255    12,376    17,765    10,321      4,847       1,660     5,119
Operating expenses..................................    7,349    12,055    18,007    19,503     20,331      10,269     9,424
                                                      -------   -------   -------   -------   --------     -------   -------
Operating income (loss).............................   (1,094)      321      (242)   (9,182)   (15,484)     (8,609)   (4,305)
Other income (expense)..............................      429       666      (141)       28        103         119       334
                                                      -------   -------   -------   -------   --------     -------   -------
Income (loss) before income taxes and extraordinary
  credit............................................     (665)      987      (383)   (9,154)   (15,381)     (8,490)   (3,971)
Income taxes........................................       --       463        --        --         --          --        --
                                                      -------   -------   -------   -------   --------     -------   -------
Income (loss) before extraordinary credit...........     (665)      524      (383)   (9,154)   (15,381)     (8,490)   (3,971)
Extraordinary credit -- utilization of net operating
  loss carryforward.................................       --       456        --        --         --          --        --
                                                      -------   -------   -------   -------   --------     -------   -------
Net income (loss)...................................  $  (665)  $   980   $  (383)  $(9,154)  $(15,381)    $(8,490)  $(3,971)
                                                      =======   =======   =======   =======   ========     =======   =======
PER SHARE DATA:
Income (loss) before extraordinary credit...........  $  (.05)  $   .04   $  (.03)  $  (.59)  $   (.94)    $  (.52)  $  (.24)
Extraordinary credit -- utilization of net operating
  loss carryforward.................................       --       .03        --        --         --          --        --
                                                      -------   -------   -------   -------   --------     -------   -------
Net income (loss) per share.........................  $  (.05)  $   .07   $  (.03)  $  (.59)  $   (.94)    $  (.52)  $  (.24)
                                                      =======   =======   =======   =======   ========     =======   =======
Weighted average number of shares of Common Stock
  outstanding.......................................   12,202    14,933    14,867    15,586     16,444      16,349    16,809

                                                                        DECEMBER 31,                           JUNE 30,
                                                      ------------------------------------------------     -----------------
                                                       1990      1991      1992      1993       1994        1994      1995
                                                      -------   -------   -------   -------   --------     -------   -------
                                                                                  (IN THOUSANDS)
BALANCE SHEET DATA:
Working capital.....................................  $ 8,043   $25,615   $24,537   $26,618   $ 23,351     $19,132   $19,527
Total assets........................................   13,666    35,494    38,772    50,548     51,167      45,147    48,026
Long-term debt net of current maturities............      122       390       729       165      1,177       1,396     1,228
Stockholders' equity................................   10,141    29,714    29,854    40,383     37,883      33,015    34,283

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion should be read in conjunction with the Company's Consolidated Financial Statements and the notes thereto, which are included elsewhere in this Prospectus.

RESULTS OF OPERATIONS

     FIRST SIX MONTHS OF 1995 COMPARED TO FIRST SIX MONTHS OF 1994

     Revenues for the six months ended June 30, 1995 increased 71.9% to $16.4 million from $9.5 million for the six months ended June 30, 1994. The increases were primarily attributable to higher sales of laser systems in the U.S. and product upgrade revenue.

     Regulatory delays in the U.S. will continue to negatively impact the Company's revenues. In addition, increased competition in international markets, a long sales cycle and the absence of a significant backlog may make quarterly revenues unpredictable.

     Cost of revenues as a percentage of revenues for the six months ended June 30, 1995 decreased to 68.7% from 82.6% for the six months ended June 30, 1994. The decrease was primarily attributable to the absorption of fixed overheads over higher sales volumes. This decrease was offset by increases in costs incurred for product upgrades and revisions, and to a substantially lesser extent costs related to the development of the erodible mask. The Company recognizes a lower gross margin percentage on upgrades than on new sales of laser systems and expects this trend to continue as it satisfies orders for these upgrades which have increased significantly in the second quarter of 1995 and will continue at least through the remainder of 1995.

     Operating expenses for the six months ended June 30, 1995 decreased 8.2% to $9.4 million from $10.3 million for the six months ended June 30, 1994. Operating expenses for the six months ended June 30, 1995 as a percentage of revenues decreased to 57.6% from 107.8% for the six months ended June 30, 1994. The decrease was primarily attributable to lower commissions paid to independent sales representatives.

     The net loss for the six months ended June 30, 1995 decreased 53.2% to $4.0 million from $8.5 million for the six months ended June 30, 1994. The net loss related to LVC centers segment was $1.7 million for the six months ended June 30, 1995 and $1.5 million for the six months ended June 30, 1994.

     1994 COMPARED TO 1993

     Revenues for the year ended December 31, 1994 decreased 9.7% to $24.2 million from $26.8 million for the year ended December 31, 1993. The decrease was primarily attributable to lower international sales. The decrease was offset in part by increases in U.S. sales of Holmium Systems, service revenues and revenues from the Company's LVC centers in the U.K. The decrease in international sales was due to increased competition. The Company's upgrade program continued to impact the Company's average selling price as early versions of its laser systems were exchanged, on a limited basis, for new laser systems at a reduced price.

     Cost of revenues for the year ended December 31, 1994 as a percentage of revenues increased to 80.0% from 61.5% for the year ended December 31, 1993. The increase was primarily attributable to unabsorbed overheads due to a decline in production volumes, increases in costs incurred for product upgrades and revisions, and to a substantially lesser extent costs related to the development of the erodible mask.

     Operating expenses for the year ended December 31, 1994 increased 4.2% to $20.3 million from $19.5 million for the year ended December 31, 1993. The increases were primarily attributable to expenses related to regulatory affairs and research and development.

     The net loss for the year ended December 31, 1994 increased 68.0% to $15.4 million from $9.2 million for the year ended December 31, 1993.

     1993 COMPARED TO 1992

     Revenues for the year ended December 31, 1993 decreased 13.9% to $26.8 million from $31.1 million for the year ended December 31, 1992. The decrease was primarily attributable to lower international sales and a decrease in the average selling price of the Company's laser systems, due to the Company's upgrade program. The decrease in international sales was due to increased competition. The decreases were offset in part by increases in U.S. sales of Holmium Systems and equipment service revenues.

     Cost of revenues for the year ended December 31, 1993 as a percentage of revenues increased to 61.5% from 42.9% for the year ended December 31, 1992. The increase was primarily attributable to unabsorbed overheads due to a decline in production volumes, increases in costs incurred for product upgrades and revisions, and to a substantially lesser extent costs related to the development of the erodible mask.

     Operating expenses for the year ended December 31, 1993 increased 8.3% to $19.5 million from $18.0 million for the year ended December 31, 1992. The increases were primarily attributable to development of the LVC centers in the U.K.

     The net loss for the year ended December 31, 1993 increased to $9.2 million from $.4 million for the year ended December 31, 1992.

     LIQUIDITY AND CAPITAL RESOURCES

     The Company's liquidity requirements have been met through external financing. As of June 30, 1995, the Company's cash, cash equivalent balances and short-term investments decreased $6.1 million to $11.1 million from $17.2 million as of December 31, 1994. The net loss of $4.0 million for the six month period ended June 30, 1995 was offset by depreciation and amortization of $1.3 million and an increase in deferred revenue of $1.0 million. Accounts receivable and inventories increased $0.4 million and $1.3 million, respectively.

     Cash provided by investing activities of $0.9 million resulted primarily from a decrease of $2.3 million in short term investments which was offset in part by additions to property and equipment of $1.1 million.

     Cash provided by financing activities of $0.2 million resulted from proceeds from the exercise of stock options of $0.4 million offset in part by repayments of capital lease obligations of $0.3 million.

     The Company has a $3.0 million leasing facility for capital asset purchases in the U.S. and the U.K. for up to five years. At June 30, 1995, the Company had $1.5 million of borrowings under this facility. In March 1995, the Company received a renewal of its working capital line of credit agreement. The agreement expires in March of 1996. The agreement allows the Company to borrow up to $8.0 million against eligible accounts receivable at LIBOR plus 150 basis points or Prime Rate per annum; if amounts are borrowed, the loan is secured by accounts receivable and finished goods inventory. At June 30, 1995 the Company had no borrowings under this facility.

     In light of the effect of FDA and other regulatory requirements on the Company's sales, the costs that the Company is incurring in pursuit and anticipation of FDA approval, as well as development costs of its Vision Correction Centers, the Company expects that it will continue to incur losses until it is permitted by the FDA to sell Excimer Systems in the U.S. to perform LVC and broad market acceptance of LVC occurs.

     The Company intends to continue to expand its business through development and marketing of the Company's Vision Correction Centers, development of consumer acceptance of and demand for LVC, the expansion of manufacturing capabilities and further research and development. Management believes that internally generated funds and current cash resources, together with proceeds of this offering, will be adequate to satisfy the Company's cash requirements, including current anticipated expenditures, for at least twenty-four months.

                                    BUSINESS

THE COMPANY

     Summit is a worldwide leader in the development, manufacture and sale of ophthalmic laser systems designed to correct common refractive vision disorders such as nearsightedness, farsightedness and astigmatism. The Company's Excimer System is the first and only excimer laser in the world to have been approved by the FDA for commercial sale in the United States for ophthalmic use. In addition, on September 15, 1995, the Company received the first Approvable Letter ever issued by the FDA for an excimer laser system to treat nearsightedness with LVC. The Approvable Letter covers the use of the Company's Excimer System to perform LVC between 1.5 and 7.0 diopters with a six millimeter ablation zone. The Company believes that the Approvable Letter positions it to receive approval from the FDA to commercially market the Excimer System in the U.S. to treat nearsightedness utilizing LVC by the end of 1995, although there can be no assurance that such approval ever will be received.

     According to the two year follow-up data accumulated by the Company during its Phase III LVC clinical trials, all of the individuals undergoing LVC experienced an improvement in visual acuity without corrective eyewear. Prior to LVC, 95% of the eyes were 20/200 or worse. Of the eyes treated, approximately 91% improved to 20/40 or better, the legal requirement to obtain a driver's license in most states without corrective eyewear, while the remaining 9% experienced improved vision without corrective eyewear, but still required corrective eyewear to achieve 20/40 vision or better.

     LVC is an outpatient surgical procedure performed with the Excimer System to treat nearsightedness, farsightedness and astigmatism, whereby submicron layers of tissue are ablated (removed) from the surface of the cornea in a computer-assisted, predetermined pattern to reshape the cornea. The average procedure consists of approximately 150 laser pulses, each of which lasts several billionths of a second. Cumulative exposure to the laser light is less than one second. The entire procedure, including patient preparation and post-operative dressing, generally lasts no more than thirty minutes.

     The Company's strategy is to become a vertically-integrated vision correction business by (i) manufacturing and selling laser systems and related products to correct vision disorders; (ii) operating Vision Correction Centers; and (iii) participating in per procedure royalty revenues from its ownership in Pillar Point Partners. The Company believes that this strategy will position it to participate fully in revenues derived from the sale of LVC equipment and revenue generated from LVC. See "Risk Factors -- Uncertain Market Acceptance" and "-- Possible Failure to Obtain Regulatory Approvals for Products."

MARKET

     Summit believes that the U.S. market for LVC, which includes both purchasers of its Excimer Systems and consumers in need of vision correction, represents its greatest opportunity for future growth. It is estimated that in excess of 100 million people in the United States use eyeglasses or contact lenses to correct common vision disorders, with over 60 million of these individuals suffering from nearsightedness. U.S. consumers spent an estimated $13.8 billion in eyeglass and contact lens purchases in 1993. The Company believes that LVC performed with its Excimer System will make it possible for many of these people to eliminate or reduce their reliance on corrective eyewear. The Company believes that over 30 million people in the U.S. use contact lenses and that many of these individuals would be particularly receptive to LVC as they have already chosen to use an alternative to eyeglasses for vision correction. Furthermore, in 1993 approximately 250,000 RK procedures (a manual surgical procedure in which an ophthalmologist uses a scalpel to make a series of incisions in the cornea) were performed in the U.S. The Company believes that LVC will be an attractive alternative to RK since LVC is a less invasive procedure.

     The principal purchasers of the Company's products have been ophthalmologists, universities, clinics and hospitals. There are approximately 13,000 ophthalmologists in the U.S. The Company believes that when FDA approval of the Excimer System for LVC to treat nearsightedness has been obtained, U.S. ophthalmologists will be receptive to LVC as a treatment for nearsightedness. Furthermore, the Company is aware that several businesses have been formed to participate in the LVC market in the U.S., some of which may purchase the Company's Excimer Systems.

     The Company believes that the demand for Excimer Systems will be driven by the public demand for LVC. Following FDA approval of LVC for treating nearsightedness, the Company intends to undertake a significant marketing effort in the U.S. to educate the public about the safety and efficacy of LVC. The Company believes that through such marketing efforts, it can promote consumer acceptance of, and create demand for, LVC in the U.S. See "Risk
Factors -- Uncertain Market Acceptance," -- Competition" and "-- Possible Failure to Obtain Regulatory Approvals for Products" and "Business -- Products and Procedures."

PRODUCTS AND PROCEDURES

     The Company's products are used by ophthalmologists to treat the following:

     Refractive Vision Disorders. Images enter the human eye through the cornea. In a properly functioning eye, the cornea bends (refracts) incoming images, causing the images to focus on the retina of the eye. A refractive vision disorder is the inability of the cornea to refract properly incoming images resulting in blurred vision. Nearsightedness (myopia), farsightedness (hyperopia) and astigmatism are the three most common refractive vision disorders. In a nearsighted eye, images are focused in front of the retina. In a farsighted eye, images are focused behind the retina. In an astigmatic eye, images are not focused at any one point. These disorders are commonly treated with corrective eyewear. The Company's products are used to change the shape of the cornea in a controlled manner so that these images are properly focused on the retina thereby eliminating or reducing the need for corrective eyewear.


[Picture depicts three graphic images of a human eye, one of which has normal refractive capabilities, one of which is nearsighted and one of which is farsighted.]


     Corneal Pathologies and Glaucoma. Corneal pathologies, which include certain diseases, injuries and conditions of the cornea, can result in impaired vision, discomfort or blindness. Such pathologies include corneal opacities, irregular corneal surfaces and abnormal tissue growths on the cornea. Another pathological condition of the eye is glaucoma, a disease characterized by a sustained elevation of intraocular pressure which, if untreated, may result in blindness.

     PRODUCTS

     The following table presents in summary form the Company's laser systems, the principal procedures for which they currently can be used, and the status of the FDA approval process.

                   SUMMARY OF COMPANY PRODUCTS AND FDA STATUS

                                                           TREATMENT
  LASER SYSTEMS                PROCEDURE                  APPLICATION                       FDA STATUS
-----------------       -----------------------       -------------------       ----------------------------------
Excimer System          LVC (or PRK) without          Nearsightedness           Approvable Letter received
                        Erodible Mask                                           September 15, 1995; FDA approval
                                                                                anticipated before the end of 1995
                        LVC with Erodible Mask
                                                      Nearsightedness,          Ongoing clinical trials
                                                      farsightedness and
                                                      astigmatism
                        Phototherapeutic
                        Keratectomy ("PTK")           Corneal pathologies       FDA approval received March 1995
                        Laser Assisted in situ
                        Keratomileusis                Extreme                   Ongoing clinical trials
                        ("LASIK")                     nearsightedness
Holmium System          Laser Sclerostomy             Glaucoma                  FDA clearance received June 1992
                        ("LS")
                        Laser Thermal
                        Keratoplasty ("LTK")          Farsightedness and        Ongoing clinical trials
                                                      astigmatism

     Excimer System. The Company's principal product is its Excimer System, which is incorporated in a fully integrated ophthalmic surgical laser workstation for use by ophthalmologists to perform procedures to treat refractive and other ophthalmic disorders. The Company has sold more than 350 Excimer Systems worldwide. Prior to March 10, 1995 when the FDA approved commercial sale of the Excimer System for performing PTK, sales of the Excimer System in the U.S. were restricted to a limited number of clinical trial sites. As a result of this FDA approval, the Company is authorized to sell commercially the Excimer System in the U.S. for performing PTK. Sales of the Company's Excimer Systems outside the U.S. currently are unrestricted in approximately 40 countries, including most of Europe. The Company believes that sales of its Excimer Systems will increase upon FDA approval for LVC for nearsightedness and when broad market acceptance of LVC occurs. In addition to the U.S., the Company is seeking to obtain regulatory approval for the sale of its Excimer Systems in other countries, including Japan, Mexico and Taiwan.

     The Excimer System delivers pulses of ultraviolet laser light to an eye to ablate (remove) submicron layers of tissue from the surface of the cornea. The Excimer System currently is configured to perform procedures either with a mechanical iris (a device that shapes laser light), or with the Erodible Mask. All procedures using the Excimer System are performed on an outpatient basis with topical anesthesia.

     Most of the laser light generated by the Excimer System is absorbed by the ablated (removed) corneal tissue during a procedure. As a result, the laser light does not penetrate interior portions of the eye and does not create substantial amounts of heat in the surrounding tissue. These attributes make the Excimer System well suited to corneal surgery.

     The Company continues to refine its Excimer System to improve ergonomics and versatility. In foreign markets the Company has recently introduced a new model of the Excimer System designed to use the Erodible Mask for treatment of astigmatism and farsightedness. The Company anticipates that it will begin clinical trials of this new model in the U.S. in the near future. See "Risk Factors -- Safety and Efficacy Concerns" and "-- Possible Failure to Obtain Regulatory Approvals for Products."

     Erodible Mask. The Excimer System currently is configured to treat nearsightedness with or without the Erodible Mask, and to treat farsightedness, astigmatism and combinations of these disorders only with the Erodible Mask. To use the Erodible Mask, an ophthalmologist determines the correction, selects the appropriate Erodible Mask and places it in the laser beam path of the Excimer System. As the Erodible Mask is ablated by the laser, the inverse of its shape is replicated on the cornea. The Company has produced a limited quantity of Erodible Masks for clinical trials within the U.S. and has commenced production of Erodible Masks on a small scale for commercial sale outside of the U.S. Due to the limited use to date of the Excimer System to treat farsightedness and astigmatism, the Company cannot yet determine whether the Excimer System will provide acceptable treatment for these disorders.

     Holmium System. The Holmium System delivers high intensity pulses of infrared light to an eye by means of a fiber optic cable and a single-use, hand-held probe that directly contacts the eye at the exact spots chosen by the ophthalmologist. All procedures using the Holmium System are performed on an outpatient basis with topical anesthesia.

     PROCEDURES

     Laser Vision Correction ("LVC"). LVC (also known as Photorefractive Keratectomy, or "PRK") is an outpatient surgical procedure performed with the Excimer System to treat nearsightedness, farsightedness and astigmatism, whereby submicron layers of tissue are ablated (removed) from the surface of the cornea in a predetermined pattern to reshape the cornea. The goal of LVC is to eliminate or to reduce a person's reliance on corrective eyewear. The Company estimates that ophthalmologists around the world have used the Company's Excimer Systems to perform over 250,000 procedures to treat nearsightedness, including approximately 2,750 procedures in U.S. clinical trials.

     When performing LVC with the Excimer System, the ophthalmologist determines the exact correction required (which is measured by the same examination used to prescribe eyeglasses or contact lenses) and programs the correction into the Excimer System's computer. If an Erodible Mask is used, the Erodible Mask itself contains the correction. The ophthalmologist removes the thin surface layer of the cornea (the epithelium) and positions the patient for the laser procedure. The Excimer System emits laser pulses, each of which lasts several billionths of a second, to ablate submicron layers of tissue from the surface of the cornea in a predetermined pattern to reshape the front surface of the cornea. The average procedure consists of approximately 150 laser pulses and lasts approximately 15 to 40 seconds. Cumulative exposure to the laser light is less than one second. The entire procedure, including patient preparation and post-operative dressing, generally lasts no more than thirty minutes.

     Following the procedure, the ophthalmologist may prescribe topical pharmaceuticals to promote corneal healing and to alleviate discomfort. Individuals undergoing LVC generally experience discomfort for approximately 24 hours, and blurred vision for approximately 48 to 72 hours, after the procedure. Although most patients experience improvement in uncorrected vision within a few days of the procedure, it generally takes from two to six months for the correction to stabilize and for the full benefit of the procedure to be realized. An individual typically has one eye treated in a session, with the second eye treated three to six months thereafter. See "Risk Factors -- Safety and Efficacy Concerns" and "-- Possible Failure to Obtain Regulatory Approvals for Products."

     Phototherapeutic Keratectomy ("PTK"). PTK is an outpatient surgical procedure performed with the Excimer System to treat corneal pathologies. In this procedure, submicron layers of tissue are ablated from the surface of the cornea in order to remove diseased, scarred or sight-inhibiting tissue. The goal of PTK is not necessarily to cure the corneal pathology, but rather to alleviate the symptoms associated with the pathology. In March 1995 the FDA approved the Company's Excimer System to perform PTK, and as a result the Company is the only ophthalmic laser manufacturer with FDA approval to sell ophthalmic excimer laser systems in the U.S. The Company estimates that its Excimer Systems have been used worldwide to perform approximately 8,000 PTK procedures.

     Other Procedures. Other procedures performed with the Excimer System and the Holmium System include Laser In Sito Keratomileusis ("LASIK") (a procedure performed with the Excimer System to treat extreme nearsightedness), Laser Thermal Keratoplasty ("LTK") (a procedure performed with the Holmium System to treat farsightedness and astigmatism by shrinkage of corneal tissue) and Laser Sclerostomy ("LS") (a surgical procedure performed with the Holmium System to treat the symptoms of glaucoma by making an opening in the front chamber of the eye). The Company estimates that ophthalmologists around the world have used its products to perform over 5,000 LASIK procedures and over 1,100 LTK procedures. The Company has received FDA clearance to sell its Holmium System in the U.S. for treatment of glaucoma with LS and is currently engaged in FDA clinical trials seeking approval to sell the Excimer System and the Holmium System to perform LASIK and LTK, respectively.

     SAFETY AND EFFICACY

     According to the two year follow-up data accumulated by the Company during its LVC clinical trials, all of the individuals undergoing LVC experienced an improvement in visual acuity without corrective eyewear. Prior to LVC, 95% of the eyes were 20/200 or worse. Of the eyes treated, approximately 91% improved to 20/40 or better, the legal requirement to obtain a driver's license in most states without corrective eyewear, while the remaining 9% experienced improved vision without corrective eyewear, but still required corrective eyewear to achieve 20/40 vision or better.

     The first LVC procedure for the treatment of nearsightedness using the Excimer System was performed in 1989 and the first PTK procedure for the treatment of a corneal pathology using the Excimer System was performed in 1988. A large majority of such procedures have been performed only in the past four years. Concerns with respect to the safety and efficacy of the Excimer System to perform procedures include predictability and stability of results and potential complications, such as modest decreases in best corrected vision and side effects from LVC, PTK, LASIK and LTK. See "Risk Factors -- Safety and Efficacy Concerns."

VISION CORRECTION CENTERS

     Upon receipt of approval from the FDA to commercially market the Excimer System in the U.S. for LVC to treat nearsightedness, the Company intends to open between 20 and 30 Vision Correction Centers in selected geographic markets in the U.S. These Vision Correction Centers will provide LVC directly to consumers. Each Vision Correction Center will be staffed by optometrists, ophthalmologists and administrative personnel. The Company will provide each Vision Correction Center with an Excimer System and related equipment. Each Vision Correction Center will treat consumers who come directly to the Vision Correction Center and under certain circumstances will make its facilities available for use by local area ophthalmologists.

     The Company believes that, as a direct provider of LVC, its Vision Correction Centers will benefit from any increase in the market demand for LVC. Upon FDA approval for commercial sale of the Excimer System in the U.S. for LVC to treat nearsightedness, the Company intends to implement a comprehensive consumer marketing program to explain and promote LVC generally, using television, radio and print media and teleservices. Based on market studies conducted by the Company, the Company believes that such a marketing program will have a significant impact on the consumer demand for LVC. In addition, the Company intends to implement a direct-marketing program to direct consumers who are interested in LVC to a Vision Correction Center.

     In selected geographic markets, the Company intends to affiliate Vision Correction Centers with a prominent hospital or university (an "Institution"). The Company anticipates that each Institution will utilize an Excimer System for performing LVC within the Institution's facilities. The Company also will provide a variety of business consulting, management and marketing services to each Institution. LVC customers within the geographic region of an Institution will be directed for treatment either to the Institution or to one of the Vision Correction Centers based on the convenience of location to the customer. In certain areas, the advertising and marketing materials used by the Company will include the name of the Institution. The Company believes that it will benefit from such affiliations because of the reputation of such Institutions. In turn, the Company believes that the Institutions will benefit from the services provided by the Company and the access to a customer base generated from the Company's marketing activities. The Company also believes that unaffiliated users of Excimer Systems will benefit from the Company's marketing activities. The Company intends to direct patients to such users in areas where there are no Vision Correction Centers. The Company may from time to time open additional Vision Correction Centers in response to market demand.

     The Company has organized advisory boards of prominent optometrists and ophthalmologists with experience in LVC to establish medical and operational standards for the Vision Correction Centers. The Company further is developing proprietary systems to track medical data relating to all procedures performed at the Vision Correction Centers. The Company believes that these features, together with the identification of the Company as the leading manufacturer of excimer laser systems, will enhance consumer and ophthalmologist perceptions of the Vision Correction Centers.

     The Company believes that its experience in operating three LVC centers in the U. K. has helped it refine the center concept for the U.S. market. These centers have incurred operating losses since inception, and the Company believes they may continue to incur operating losses.

     The Company began segment reporting for its LVC centers in the year ended December 31, 1992 and has reported approximately $2.0 million of capital expenditures and approximately $6.2 million of operating losses as of June 30, 1995 in connection with these development activities and related marketing activities. The Company anticipates that this segment will continue to incur operating losses through at least the end of 1995, and will continue to incur substantial ongoing marketing, operating and development expenses following FDA approval for the Excimer System for LVC to treat nearsightedness. See "Risk Factors -- Uncertainty of New Business Venture."

     The Company's Vision Correction Center business is owned by Refractive Centers International, Inc. ("RCII"), a subsidiary of the Company. The authorized capital of RCII is 10,000,000 shares of common stock, of which 5,000,000 have been issued to the Company and 800,000 have been reserved for issuance under RCII's employee stock option plan. As of June 30, 1995, options to purchase 710,250 shares of RCII common stock have been granted at an exercise price of $.50 per share, of which 450,000 were granted to David F. Muller, the Company's President and Chief Executive Officer. The options have a term of five or ten years, and as of June 30, 1995, 24,050 were exercisable. The Company intends to further capitalize RCII with additional equity contributions and through intercompany loans with market rates and terms. The Company also intends to enter into agreements with RCII that compensate each company for capital transfers and services rendered to each other. All such transactions and agreements will be subject to approval by Summit's Board of Directors.

MARKETING

     The Company intends to implement a multi-tiered professional and consumer marketing strategy upon receipt of FDA approval for commercial sale of its Excimer System in the U.S. for LVC to treat nearsightedness.

     Consumer Market Acceptance. The Company believes that its future success is dependent on broad consumer market acceptance of LVC as an alternative to eyeglasses, contact lenses, RK and other corrective treatments. The Company's efforts to promote LVC directly to the consumer, known as "category development," will be conducted through a comprehensive marketing program, utilizing proven methods of television, radio and print advertising, public relations and teleservices, that is based on historically successful programs for consumer marketing of other medical products and procedures. The Company will use advertising, telemarketing and public relations firms in the medical and consumer marketing areas to work with it in category development. The Company will benefit from broad consumer demand through sales of its Excimer Systems, receipt of its percentage share of the per-procedure royalties paid to Pillar Point Partners and otherwise, and treatment of customers in its Vision Correction Centers.

     Vision Correction Centers. In addition to the Company's efforts in category development, the Company will utilize direct consumer advertising, consumer public relations and teleservices methods to promote its Vision Correction Centers and the Institutions as preferred locations for LVC. The Company intends to focus this advertising in geographic areas in which Institutions and Vision Correction Centers will be located. Interested customers will be offered a toll-free telephone number to pursue LVC as a potential treatment at a Vision Correction Center. In certain cases, this advertising will highlight the affiliation between Vision Correction Centers and affiliated Institutions. If a Vision Correction Center is not geographically convenient to a customer, the customer will be directed to the most geographically convenient owner of an Excimer System in their area.

     Excimer Systems. The Company sells its Excimer Systems and related products worldwide (subject to regulatory restrictions) through directly employed sales people, independent sales representatives and distributors. The Company intends to continue devoting significant resources to marketing its Excimer System in the U.S. for performing PTK and, upon receipt of approval from the FDA to market commercially the Excimer System in the U.S. for LVC to treat nearsightedness, the Company anticipates making a substantial increase in such marketing efforts. The Company sells its products on open credit to select distributors and end users, but in many instances requires a letter of credit or a commitment from a third party lessor to secure payment. The U.S. list price of an Excimer System and a Holmium System ranges from $475,000 to $525,000, depending upon specifications.

     The Company sponsors a series of educational programs that are designed to introduce the Company's products and procedures, in which several thousand ophthalmologists from approximately 50 countries have participated. The Company has established the Summit International Laser User Group, which is an organization bringing together approximately 500 top researchers, academicians and clinicians from around the world, including the U.S., to exchange information about the development and application of the Company's products. See "Risk Factors -- Uncertain Market Acceptance," "-- Uncertainty of New Business Venture" and " -- Possible Failure to Obtain Regulatory Approval for Products."

PATENTS

     GENERAL

     There are a number of U.S. patents covering methods and apparatus for performing corneal surgery with excimer lasers, including several owned by the Company and VISX. All U.S. patents now or hereafter granted to the Company or VISX which could preclude either company from making, using or selling in the U.S. its excimer laser corneal surgery systems as designed on June 3, 1992, have been or are required to be exclusively licensed or offered for exclusive license to Pillar Point Partners, a partnership jointly formed by the Company and VISX in 1992 primarily to settle their U.S. patent disputes (the "Partnership" or "Pillar Point Partners"). There also are several foreign patents covering apparatus for performing excimer laser corneal surgery, including patents or patent rights held by the Company, VISX and others. If the foreign patents held by VISX or others were considered valid and interpreted broadly in an adversarial proceeding, they could be deemed to cover one or more aspects of certain of the Company's excimer-based products manufactured or sold abroad.

     The Company believes that the protection afforded by certain of its patents and the patents licensed to the Company and VISX by Pillar Point Partners is material to its future revenues and earnings. The Company currently holds over 50 U.S. and foreign patents and has several patent applications pending in the U.S. and elsewhere. See "Risk Factors -- Patent Concerns."

     PILLAR POINT PARTNERS

     On June 3, 1992, the Company, through a subsidiary, entered into a Formation Agreement ("Formation Agreement") with a subsidiary of VISX to settle disputes regarding their U.S. patents covering methods and apparatus for performing ultraviolet laser corneal surgery (the "Subject Matter"). Pursuant to the Formation Agreement, the Company and VISX (the "Partners") each contributed to Pillar Point Partners (also referred to as the "Partnership") the exclusive right to make, use and sell apparatus and perform (including the right to license others to perform) procedures covered by any of their U.S. patents relating to the Subject Matter (the "Pillar Point Patents"). The Partnership arrangement does not cover foreign patents. The Partnership's strategy is to license Pillar Point Patents to manufacturers and sellers of ophthalmic excimer laser systems in the U.S., including Summit and VISX, in return for per procedure royalties and royalties on equipment sales.

     Simultaneously with the formation of the Partnership, the Company and VISX entered into separate license agreements with the Partnership, for the life of the Pillar Point Patents, whereby each is entitled to the benefit of the Pillar Point Patents. The Partnership's patent rights will begin to expire in May 2004 (seventeen years from the issuance date of the first patent), subject to the possible extension of the term of certain patents covering products regulated by the FDA. The duration of such patent term extensions if available to, and sought by, the patent owners, will be determined by the U.S. Patent Office, after calculation of the regulatory review period and taking into account the remaining duration of the patent after FDA approval is obtained.

     In general, each of Summit and VISX are required to pay to the Partnership equipment royalties ranging from 3% to 6%. No sales royalties are due on sales of systems until the Excimer System is approved by the FDA for LVC to treat nearsightedness, or on sales to affiliates of the Company or VISX unless the number of systems sold to such affiliates exceeds 50% of all systems manufactured by such manufacturer in the U.S. in a given year. In addition, each licensee is required to pay the Partnership a per procedure royalty each time a laser system sold or leased by it in the U.S. is used to perform a procedure covered by the Pillar Point Patents, including procedures performed at Vision Correction Centers. The per procedure royalties will be set by the Partnership after the FDA approves the procedure. The agreements provide that the per procedure fee charged by Pillar Point Partners will be fixed at the highest amount proposed by either partner, up to $250 per procedure. The Company currently intends to propose $250 as the initial per procedure LVC royalty. Each licensee has complete discretion whether and to what extent it will require per procedure royalty payments from customers; however each licensee is required to make the royalty payments to the Partnership regardless of collection from customers. While the Company intends to recover a per procedure fee from its customers, there can be no assurance that it will be able to do so.

     Partnership profits and losses are allocated between the Partners by revenue category and cash is distributed monthly. Profits from royalties received from third parties as a result of the sale of their equipment are allocated 50% to Summit and 50% to VISX. Profits from royalties on equipment sales paid to the Partnership by Summit and VISX are allocated entirely to VISX. The first $30 of profits realized from each per procedure royalty from LVC procedures using an adjustable iris is allocated to VISX and the remaining profits are allocated 50% to Summit and 50% to VISX. Partnership profits realized from the receipt of each per procedure royalty from LVC procedures performed with an Erodible Mask are allocated so that VISX receives the first $30, Summit receives the next $30, with the balance allocated 50% to each thereafter. Partnership profits realized from receipt of each PTK per procedure royalty are allocated 51% to VISX and 49% to Summit, but the Partnership has decided not to charge any per procedure fees for PTK. The agreements further provide that the Partners waive any rights to bring an action to partition the Partnership property and that neither Partner may voluntarily cause a dissolution of the Partnership.

     The agreements forming Pillar Point Partners have been challenged in a counterclaim to a patent infringement suit brought by the Partnership in March 1995, against LaserSight, Inc. in the Federal District Court in Delaware. LaserSight, Inc. has alleged that these agreements and the alleged pooling of patents thereunder constitute patent misuse. Any successful challenge to the structure and operation of Pillar Point Partners could have a material adverse effect on the Company's business, financial condition and result of operations. See "Risk Factors -- Patent Concerns" and "-- Risks of Pillar Point Partners."

     AZEMA PATENT

     In 1993, the Company purchased certain U.S. and foreign patents for an aggregate purchase price, including acquisition costs, of $5.1 million in cash and 50,000 shares of Common Stock. One of these patents is the Azema Patent, which the Company believes to be the only basic laser vision correction patent in the U.S. that is not held by Pillar Point Partners. As required by the terms of the governing agreements, the Company offered Pillar Point Partners the opportunity to acquire exclusive rights under the Azema Patent, but Pillar Point Partners declined. On August 29, 1995, the Company filed suit in the U.S. District Court for the District of Delaware against VISX for infringement of the Azema Patent. The Company is seeking damages for past infringement for all excimer lasers manufactured by VISX in the U.S. for use outside the U.S. In addition, the Company is seeking to enjoin VISX from manufacturing and selling excimer lasers for any purpose other than U.S. clinical trials. As of September 18, 1995, VISX had not yet filed an answer to the Company's complaint. There can be no assurance that the Company will prevail in this proceeding.

     On August 3, 1995, a German court determined that the Schwind Keratom ophthalmic excimer laser system distributed by Coherent, and the Chiron Technolas Keracor 116 ophthalmic excimer laser system distributed by Chiron Technolas, infringe the German counterpart of the Azema Patent. The court has entered cease and desist orders against Schwind and Chiron Technolas and has ordered them to pay damages to the Company for past infringements. Both the Schwind and Chiron Technolas excimer laser systems are manufactured in Germany. On September 5, 1995, the Company posted the requisite bond in Germany to enforce the injunction issued against Chiron Technolas by the German court, as a result of which Chiron Technolas is now prohibited from manufacturing, selling or using its Keracor 116 ophthalmic excimer laser systems in Germany, where its production facility is located. Chiron Technolas and Schwind have appealed the judgment and Chiron Technolas has also filed a nullity action with the German Patent Office. Although the Company believes it will prevail in this nullity action, there can be no assurance that the German counterpart of the Azema Patent will survive the proceeding. If the nullity action is decided against the Company, its infringement verdicts in Germany will be overturned and it will be liable for damages (which may or may not exceed the amount of the bond).

     CANADA

     On September 5, 1995, VISX sued the Company and eight Canadian ophthalmologists who use or have used the Company's Excimer System, in the Federal Court of Canada, Trial Division, asserting that the Excimer System infringed certain Canadian patents held by VISX. In such suit, VISX seeks, among other things, damages for past infringement and a permanent injunction preventing the Company and the other defendants from manufacturing, marketing, selling using and inducing others to use the Excimer System in Canada. The Company believes that it has valid defenses to VISX's suit and intends to defend such action vigorously; however, there can be no assurance that the Company will be successful. The Company does not believe that the Canadian market is material to its business. See "Risk Factors -- Patent Concerns."

     OTHER

     In 1992, the Company entered into a licensing agreement with IBM pursuant to which IBM granted the Company a non-exclusive license to its patent covering excimer laser ablation of tissue and the Company agreed to pay to IBM a royalty of 2% of the net selling price of its Excimer Systems sold or leased in the U.S. and certain other countries. The Company has also entered into a license agreement with Patlex Corporation which holds certain patents on lasers. Under this agreement, the Company has agreed to pay a royalty on certain laser components of its products.

     Issuance of one of the Company's European patents covering apparatus for performing LVC is undergoing review in opposition through proceedings in the European Patent Office. Another patent held by the Company is being challenged in an invalidity action before the German Patent Office. While the Company believes that it will prevail in such proceedings, there can be no assurance that the Company's patents will survive such proceedings.

RESEARCH AND PRODUCT DEVELOPMENT

     The Company intends to remain a leader in the development, manufacture and sale of state-of-the-art laser technologies for the treatment of ophthalmic disorders. In keeping with this goal, the Company expended $5.4 million, $5.7 million and $6.2 million for research, engineering and product development, including regulatory and clinical affairs, during fiscal 1992, 1993 and 1994, respectively. The Company expects to continue spending significant amounts on these areas for the foreseeable future. The Research, Development and Engineering Department, which also deals with regulatory and clinical affairs, is comprised of 52 full-time employees, of whom five have Ph.D.'s and twelve have Masters degrees.

INSTALLATION, SERVICE AND TRAINING

     The Company installs and maintains its Excimer Systems through a combination of directly employed technicians and Company-trained employees of its distributors. Installation, training and the first year of maintenance are included in the purchase price of the Excimer System, except for sales to certain distributors who are required to install Excimer Systems and provide maintenance to their customers for one year. Thereafter, the Company offers annual equipment maintenance contracts to customers who have purchased Excimer Systems directly from the Company. Upon installation of an Excimer System, a clinical specialist from the Company travels to the site to train the ophthalmologist in the clinical use and operation of the Excimer System. The Company maintains a 24-hour telephone service for emergency maintenance calls.

INSURANCE AND PRODUCT LIABILITY

     The testing and use of human health care products entails an inherent risk of physical injury to patients and physicians, and exposes the manufacturer to potential product liability and other damage claims. In addition, the Company's products include high voltage power supplies. Although the Company has not had any product liability claims against it to date, there can be no assurance that any damages which may be assessed against the Company would not exceed its insurance coverage. The costs of defending a product liability or similar action, and/or the assessment of damages in excess of insurance coverage, could have a material adverse effect on the Company. The Company maintains product liability insurance with coverage of $5.0 million per occurrence and an annual aggregate maximum of $5.0 million.

     The Company anticipates that ophthalmologists who will perform laser procedures at Vision Correction Centers will be required to maintain their own malpractice insurance coverage. The Company is currently exploring the availability and cost of obtaining umbrella coverage with respect to any malpractice claims relating to procedures performed at Vision Correction Centers and of obtaining Errors and Omissions coverage with respect to clinic administrative staff. See "Risk Factors -- Potential Liability Claims and Uninsured Risks; Limited Insurance."

MANUFACTURING AND FACILITIES

     The Company presently leases 50,000 square feet of manufacturing and office space in Waltham, Massachusetts, under a ten-year lease expiring in August 2000 and 5,300 square feet of office space in Boston, Massachusetts under a five-year lease expiring in March 2000. The Company also leases a 25,000 square foot manufacturing facility in Cork, Ireland, under a lease expiring in 2026. To date, the Company's manufacturing activities have consisted primarily of the production of limited quantities of its products. The Company believes that if it were to obtain FDA approval for commercial sale of the Excimer Laser for LVC to treat nearsightedness, it would have the capacity to manufacture a sufficient number of Excimer Systems to satisfy immediate demand. The Company also has the manufacturing space to produce Excimer Systems in much greater volumes; however, any significant increase in manufacturing capacity will require the hiring and training of qualified manufacturing personnel. See "Risk
Factors -- Manufacturing Concerns."

EMPLOYEES

     As of June 30, 1995, the Company employed 236 persons full-time in the U.S., Ireland and other European countries, of whom approximately 67 were in manufacturing, 52 in research, engineering, product development and regulatory and clinical affairs, 37 in field service, 64 in selling, marketing and administration and 16 in the vision correction center segment. Of such employees, 164 are located in the U.S., 51 in Ireland and 21 in other parts of the world. None of the Company's employees is represented by a union. The Company believes that its relations with its employees are good.

COMPETITION

     The Company is subject to competition in two principal areas: (i) the consumer market for vision correction; and (ii) the professional market for ophthalmic excimer laser equipment.

     Consumer Market. In the foreseeable future, the Company believes that eyeglass and contact lens use will continue to be the most popular alternative to LVC. Advantages of corrective eyewear include the comparatively low immediate cost (although the Company believes that eyeglass and contact lens wearers may spend well in excess of the cost of LVC over their lifetimes) and the avoidance of surgery. It is likely that eyeglass and contact lens manufacturers, some of whom have greater financial resources than the Company, will continue to develop, enhance and market their products to make them as attractive as possible to people with refractive vision disorders. Other manual surgical, laser surgical and non-surgical techniques to treat vision disorders, such as RK, are currently in use and under development, which may prove to be more attractive to consumers than LVC.

     The Company is aware of a number of businesses that have been formed to provide LVC directly to consumers in the U.S., and others may be formed at such time as FDA approval of the Excimer System for LVC to treat nearsightedness is obtained, some of which may have greater financial resources than the Company. The Company believes that some of these businesses are pursuing a strategy of marketing LVC directly to consumers through optical chains. Such businesses, as well as hospitals, clinics and private ophthalmologists who own excimer laser equipment, may compete with the Company's Vision Correction Centers in the geographic areas in which Vision Correction Centers are located. The Company believes that the potential demand for LVC is sufficiently large that most markets will support more than one business that offers LVC, and that the marketing efforts of each may increase overall demand for LVC. See "Risk Factors -- Competition."

     Ophthalmic Excimer Laser Equipment. The Company's Excimer System is the only excimer laser that has been approved by the FDA for commercial sale in the U.S. for any ophthalmic application, and the only Excimer System that has received an Approvable Letter from the FDA to treat nearsightedness with LVC. The Company believes that it has a significant lead over all other equipment manufacturing competitors involved in the U.S. regulatory process. The Company further believes that there are significant requirements for entry into the manufacturing field, including patents and the long lead time required to obtain FDA approvals. Other companies, however, are engaged in the manufacture of ophthalmic excimer laser equipment both in the U.S. and abroad, and additional competitors may enter the equipment manufacturing business or acquire existing companies. Competitors may have greater financial resources than the Company, may be able to offer their products at a lower cost or may develop procedures that involve a lower per-procedure cost. Competition from new entrants may be particularly prevalent in those countries where significant regulatory approvals are not required. See "Risk Factors -- Competition."

GOVERNMENT REGULATION

     BACKGROUND

     The Company's Excimer Systems and related disposables (including the Erodible Mask) are regulated as medical devices by the FDA under the FDC Act. As such, these devices require premarket clearance or premarket approval (also referred to as a PMA) by the FDA prior to commercialization in the U.S. Pursuant to the FDC Act, the FDA regulates the manufacture, distribution and production of medical devices in the U.S. Noncompliance with applicable requirements can result, among other things, in fines, injunctions, civil penalties, recall or seizure of products, total or partial suspension of production, denial or withdrawal of premarket clearance or approval of devices, recommendations by the FDA that the Company not be allowed to enter into government contracts and criminal prosecution. The FDA also has authority to request repair, replacement or refund of the cost of any device manufactured or distributed by the Company.

     In the U.S., medical devices are classified into one of three classes (i.e., Class I, II, or III) on the basis of the controls deemed necessary by the FDA to reasonably ensure their safety and effectiveness. Class I devices are subject to general controls (e.g., labeling, premarket notification and adherence to GMPs) and Class II devices are subject to general and special controls (e.g., performance standards, postmarket surveillance, patient registries and FDA guidelines). Generally, Class III devices are those which must receive premarket approval by the FDA to ensure their safety and effectiveness (e.g., life-sustaining, life-supporting and implantable devices, or new devices which have been found not to be substantially equivalent to legally marketed devices).

     Before a new device can be introduced to the market, the manufacturer generally must obtain FDA clearance through either a 510(k) premarket notification or approval of a PMA. A 510(k) clearance will be granted if the submitted information establishes that the proposed device is "substantially equivalent" to a legally marketed Class I or Class II medical device, or to a Class III medical device for which the FDA has not called for PMAs. The FDA has recently been requiring a more rigorous demonstration of substantial equivalence than in the past. It generally takes from four to 12 months from submission to obtain 510(k) premarket clearance, but it may take longer. The FDA may determine that a proposed device is not substantially equivalent to a legally marketed device, or that additional information is needed before a substantial equivalence determination can be made. A "not substantially equivalent" determination, or a request for additional data, could delay the market introduction of new products that fall into this category and could have a material adverse effect on the Company's business, financial condition and results of operations. For any of the Company's devices that are cleared through the 510(k) process, modifications or enhancements that could significantly affect the safety or effectiveness of the device or that constitute a major change to the intended use of the device will require a new 510(k) submission. There can be no assurance that the Company will obtain 510(k) premarket clearance within the above time frames, it at all, for any of the devices for which it may file a 510(k).

     A PMA application must be filed if a proposed device is not substantially equivalent to a legally marketed Class I or Class II device, or if it is a Class III device for which the FDA has called for PMAs. A PMA application must be supported by valid scientific evidence which typically includes extensive data, including preclinical and clinical trial data, to demonstrate the safety and effectiveness of the device. If human clinical trials of a device are required, and the device presents a "significant risk," the sponsor of the trial (usually the manufacturer or the distributor of the device) will have to file an Investigational Device Exemption ("IDE") application prior to commencing human clinical trials. The IDE application must be supported by data, typically including the results of animal and laboratory testing. If the IDE application is approved, human clinical trials may begin at a specific number of investigational sites with a specific number of patients, as approved by the FDA. Sponsors of clinical trials are permitted to sell those devices distributed in the course of the study provided such compensation does not exceed recovery of the costs of manufacture, research, development and handling. An IDE supplement must be submitted and approved by the FDA before a sponsor or investigator may make a change to the investigational plan that may affect its scientific soundness or the rights, safety or welfare of subjects.

     The PMA application must contain the results of clinical trials, the results of all relevant bench tests, laboratory and animal studies, a complete description of the device and its components, and a detailed description of the methods, facilities and controls used to manufacture the device. In addition, the submission must include the proposed labeling, advertising literature and training materials (if required). Upon receipt of a PMA application, the FDA makes a threshold determination as to whether the application is sufficiently complete to permit a substantive review. If the FDA determines that the PMA application is sufficiently complete to permit a substantive review, the FDA will accept the application for filing. The FDA review of a PMA generally takes one to two years from the date the PMA is accepted for filing but may take significantly longer. The review time is often significantly extended by the FDA asking for more information, including additional clinical trials or clarification of information already provided in the submission. A number of devices for which FDA approval has been sought by other companies have never been approved for marketing.

     The PMA process is lengthy and uncertain and requires substantial commitments of the Company's financial resources and management's time and effort. Significant unforeseen delays in the approval process could occur as a result of the FDA's failure to schedule advisory review panels, changes in established review guidelines, regulations or administrative interpretations, or determinations by the FDA that the clinical data collected are insufficient to support the safety and efficacy of one or more of the devices for their intended uses or that the data warrants the continuation of clinical studies. Toward the end of the PMA review process, the FDA generally will conduct an inspection of the manufacturer's facilities to ensure that the facilities are in compliance with applicable GMP requirements. If the FDA's evaluation of both the PMA application and the manufacturing facilities are favorable, the FDA will either issue an approval letter or an Approvable Letter, which usually contains a number of conditions which must be met in order to obtain final approval of the PMA. When and if the conditions have been fulfilled to the satisfaction of the FDA, the agency will issue a PMA approval letter, authorizing commercial distribution of the device for certain indications. If the FDA's evaluation of the PMA application or manufacturer's facilities are not favorable, the FDA will deny approval of the PMA application or issue a "not approvable letter". Furthermore, the FDA may approve a device for some procedures but not others or for certain classes of patients and not others. Modifications to a device that is the subject of an approved PMA, its labeling or manufacturing process may require approval by the FDA of PMA supplements or new PMAs. The Company has made certain minor manufacturing changes to the Excimer System since the device was approved by the FDA for PTK. Although the Company believes such changes are minimal and do not require the filing of a PMA supplement or prior approval by the FDA, there can be no assurance that the FDA would not require the Company to file a PMA supplement, which would result in additional costs and delays in marketing the modified device. Supplements to a PMA often require the submission of the same type of information required for an initial PMA, except that the supplement is generally limited to that information needed to support the proposed change from the product covered by the original PMA. Delays in obtaining, or failure to obtain, requisite regulatory approvals or clearances in the U.S. and other countries would prevent the marketing of the Excimer System and other devices and impair the Company's ability to generate funds from operations, which in turn would have a material adverse effect on the Company's business, financial condition, and results of operations. See "Risk Factors -- Possible Failure to Obtain Regulatory Approvals for Products."

  EXCIMER SYSTEM

     The Company believes that the Excimer System requires a PMA or PMA supplement for each of the surgical procedures which it is intended to perform, including PTK, LVC and LASIK. The FDA has approved the Company's PMA application to commercially market the Excimer System for PTK in the U.S. The Company has obtained approval from the FDA to conduct clinical investigations of the Excimer System for LVC and LASIK pursuant to an approved IDE. The FDA may grant premarket approval with respect to a particular procedure performed with the Excimer System only when it is satisfied that the use of the device for that particular procedure is safe and effective. In granting premarket approval, the FDA may restrict the types of patients who may be treated, thereby limiting the market acceptance of the Excimer System. The FDA may grant approval of the Excimer System for use with certain procedures but not others. Until premarket approval is obtained, the Company may conduct limited clinical trials of the device in the U.S. pursuant to an IDE. Currently, the Company has permission to conduct excimer laser clinical trials in the U.S. at 20 sites, 19 of which currently are active. Not all procedures are being performed at each site.

     LVC. According to the two year follow-up data accumulated by the Company during its Phase III LVC clinical trials, all of the individuals undergoing LVC experienced an improvement in visual acuity without corrective eyewear. Prior to LVC, 95% of the eyes were 20/200 or worse. Of the eyes treated, approximately 91% improved to 20/40 or better, the legal requirement to obtain a driver's license in most states without corrective eyewear, while the remaining 9% experienced improved vision without corrective eyewear, but still required corrective eyewear to achieve 20/40 vision or better. The Company's LVC PMA application for treatment of nearsightedness was accepted for filing by the FDA on December 23, 1993 and was recommended for conditional approval by the FDA's Advisory Panel on October 20, 1994.

     On September 15, 1995, the Company received an Approvable Letter from the FDA for the Company's PMA for use of the Excimer System in the U.S. to treat nearsightedness using LVC. The Approvable Letter specifies a six millimeter ablation zone for myopic corrections between 1.5 and 7.0 diopters. On September 18, 1995, the Company advised the FDA that it agreed to this request. The Approvable Letter further contains the final conditions and product labeling requirements that the Company must satisfy prior to the FDA's approval of the PMA. The Approvable Letter also requires the initiation of postmarket studies ("PMS") and surveillance. The Company anticipates submitting the PMS protocols to the FDA on a timely basis. The submission and completion of the PMS protocols are not a condition to issuance of the approval letter. The data generated by the PMS studies, however, will be reviewed by the FDA in determining whether future restrictions on device labeling or use are warranted. When and if the conditions have been fulfilled to the satisfaction of the FDA, the agency will issue a PMA approval letter authorizing commercial distribution of the device to treat nearsightedness using LVC. However, there can be no assurance that the Company will obtain approval of the PMA for use of the Excimer System to treat nearsightedness using LVC on a timely basis or at all, and delays in receipt of or failure to receive such approval would have a material adverse effect on the Company's business, financial condition or results of operations. See "Risk Factors -- Possible Failure to Obtain Regulatory Approvals for Products."

     On March 10, 1995, the FDA approved the Company's PMA application for the Excimer System for performing PTK. Pursuant to such approval, the Company may commercially market the Excimer System in the U.S. for performing PTK.

     Other Procedures. The Company has obtained FDA approval to conduct several additional studies involving subsets of patients under the Company's IDE for LVC. Under a separate IDE from the LVC study, the Company has obtained approval to conduct three therapeutic refractive studies on three different subsets of patients using the LVC procedure. The FDA has not published guidelines for clinical trials of the Excimer System for performing other procedures and the Company is working with the FDA to design appropriate trials for such procedures on a case by case basis. Because the FDA has not published guidelines with respect to clinical trials for LASIK, it is not known whether or to what extent the FDA may require further clinical trials of such procedures. There can be no assurance that the device will be shown to be safe and effective, or that it will be approved or cleared by the FDA or foreign bodies, for the intended uses for which it is being investigated.

     ERODIBLE MASK

     The Company also is engaged in ongoing U.S. trials of the Erodible Mask. The FDA has not published guidelines for clinical trials of the Erodible Mask; thus, the Company does not know whether, or to what extent, clinical trials in addition to those currently being conducted will be required. There can be no assurance that the device will be shown to be safe and effective, or that it will be approved or cleared by FDA or foreign bodies, for the intended uses for which it is being investigated.

     HOLMIUM SYSTEM

     The Holmium System was developed by the Company for use by ophthalmologists to treat hyperopia and astigmatism with LTK and to treat glaucoma with LS. In June 1992, the Company was granted 510(k) premarket clearance for the Holmium System and a related disposable hand-held probe for performing LS. In June 1993, the Company was granted premarket clearance for a second hand-held tip for performing LS. If the Company makes any modifications to its cleared Holmium System or probes that constitute a major change to the intended use of the device or that could significantly affect the safety or effectiveness of the device, the Company would be required to file a new 510(k), or potentially a PMA, for the modification. The Company believes that PMA approval is necessary to market the Holmium System for performing LTK. The Company has received approval from the FDA to conduct several IDE studies of the Holmium System using LTK to treat approximately 400 eyes for hyperopia and astigmatism. Such trials are ongoing. There can be no assurance that the device will be shown to be safe and effective, or that it will be approved or cleared by the FDA or foreign bodies, for the intended uses for which it is being investigated.

     VISION CORRECTION CENTERS

     In the event the FDA approves the commercial marketing of the Excimer System for LVC to treat nearsightedness in the U.S., the Company intends to develop a network of centers for the delivery of LVC directly to the public, some of which will be Vision Correction Centers and some of which will be located at Institutions (collectively, "Centers"). Centers located at Institutions will be owned by the respective Institutions, such as hospitals and universities (with the Company providing equipment and/or management services), while Vision Correction Centers may be owned either by the Company or by one or more healthcare professionals.

     Numerous state laws and regulations presently affect the manner in which the Company may establish or operate Centers, which vary significantly from state to state. In some instances these laws and regulations are ambiguous, and sometimes state regulators fail to provide adequate guidelines. The Company believes that it has adopted a strategy that will enable it to establish its network of Centers in compliance with all applicable regulatory requirements. However, federal and state regulatory attention may continue to be directed to the practice of medicine, and any changes in state or federal law or regulations, or in governmental agency and judicial interpretations of such laws and regulations, could cause one of the Company's strategies that is now in compliance with applicable laws to cease so to comply. Additionally, while U.S. federal laws and regulations do not now clearly affect Centers, there can be no assurance that the federal regulatory scheme will not in the future place impediments upon the Company's proposed network of Centers.

     Current state regulatory requirements and restrictions that relate to corporate entities such as the Company that are involved in the ownership and operation of healthcare facilities include prohibitions against: the corporate practice of medicine except by an entity owned by healthcare professionals and/or wherein the professionals exercise control over medical judgments; patient referrals by healthcare professionals (including ophthalmologists and optometrists) to a facility owned or compensated by such referring professional (either generally, or sometimes by defining such payments as "kick backs"); and "fee splitting" between healthcare professionals and corporate entities. Other state laws specifically regulate the nature and compensation provisions of employment or management relationships that healthcare professionals may have with a corporate-owned facility, affect the form of business entity to be utilized, limit payments either to the entity or to healthcare professionals to the "fair market value" of their contributions, or affect the manner of marketing the service performed at the healthcare facility. Additional regulations in some states also now affect, or in the future may affect, the establishment of Centers, including requirements for certificates of need and/or other licensing to open a Center, and registration of medical laser equipment.

     The Company believes that it has developed strategies for use in most states to operate the Centers in compliance with applicable law. The business terms and organizational structure of the Centers will vary significantly from state to state, however, in order to accommodate the local regulatory framework. There can be no assurance that the Company will be able to establish its Centers in all of the jurisdictions its business strategy dictates, to continue such Centers in the event of future regulatory changes, or profitably to operate any or all of its Centers. See "Risk Factors -- Uncertainty of New Business Venture."

     OTHER REGULATORY REQUIREMENTS

     Any products manufactured or distributed by the Company pursuant to a premarket clearance notification or PMA are or will be subject to pervasive and continuing regulation by the FDA. The FDC Act also requires the Company to manufacture its products in registered establishments and in accordance with GMP regulations and to list its devices with the FDA. The Company's facilities in the U.S. and Ireland are subject to periodic inspections by the FDA. These regulations impose certain procedural and documentation requirements upon the Company with respect to manufacturing and quality assurance activities. The FDA has proposed changes to the GMP regulations which will likely increase the cost of compliance with GMP requirements. Labeling and promotional activities are subject to scrutiny by the FDA and, in certain instances, by the Federal Trade Commission. Current FDA enforcement policy prohibits the marketing of approved medical devices for unapproved uses. Changes in existing regulatory requirements or adoption of new requirements could have a material adverse effect on the Company's business, financial condition and results of operations. There can be no assurance that the Company will not be required to incur significant costs to comply with laws and regulations in the future or that laws and regulations will not have a material adverse effect upon the Company's business, financial condition and results of operations.

     All lasers manufactured by the Company are subject to the Radiation Control for Health and Safety Act administered by the Center for Devices and Radiological Health of the FDA. The law requires laser manufacturers to file new product and annual reports and to maintain quality control, product testing and sales records, to incorporate certain design and operating features in lasers sold to end users pursuant to a performance standard, and to comply with labeling and certification requirements. Various warning labels must be affixed to the laser, depending on the class of the product under the performance standard.

     There can be no assurance that future changes in review guidelines, regulations or administrative interpretations by the FDA or other regulatory bodies, with possible retroactive effect, will not adversely affect the Company. In addition to the foregoing, the manufacture, sale and use of the Company's products are subject to numerous federal, state, local and foreign government laws and regulations relating to such matters as safe working conditions, manufacturing practices, environmental protection, fire hazard control and disposal of hazardous or potentially hazardous substances. There can be no assurance that the Company will not be required to incur significant costs to comply with such laws and regulations in the future, or that such laws or regulations will not have a material adverse effect upon the Company's ability to conduct business. See "Risk Factors -- Possible Failure to Obtain Regulatory Approvals for Products."

     Furthermore, the introduction of the Company's products in foreign countries may require obtaining foreign regulatory clearances. Sales of the Company's products are currently unrestricted in approximately 40 countries. Sales of the Company's laser systems are limited in several countries in addition to the U.S., including Japan, Taiwan and Mexico. There can be no assurances that the Company will be able to obtain regulatory clearances for its products in the U.S. or foreign markets. See "Risk Factors -- Possible Failure to Obtain Regulatory Approvals for Products."


                                   MANAGEMENT

OFFICERS AND DIRECTORS

     The following table sets forth certain information concerning officers and directors of the Company:

NAME                                   AGE     POSITION
----                                   ---     --------
David F. Muller......................  46      President, Chief Executive Officer and Chairman
                                               of the Board
Howard P. Apple......................  55      Vice President, Research and Development
Rajiv P. Bhatt.......................  37      Executive Vice President, Treasurer and Chief
                                               Financial Officer
Kimberley A. Doney...................  38      Executive Vice President, Regulatory, Clinical
                                               and Quality Affairs
John B. Frantzis.....................  39      Vice President, Sales
Ronald Herskowitz....................  41      Executive Vice President, Professional Business
                                               Development
Ray H. Krauss........................  46      Executive Vice President and Chief of
                                               Operations
Peter J. Klopotek....................  42      Vice President, Science and Technology
Peter E. Litman......................  44      Executive Vice President and General Counsel
Robert D. Terrio.....................  49      Vice President, Customer Support
Jeffrey A. Bernfeld (2)..............  38      Director
Richard F. Miller (1)................  44      Director
John A. Norris.......................  48      Director
Richard M. Traskos (1)(2)............  47      Director

---------------
(1) Audit Committee

(2) Compensation Committee

     Dr. Muller co-founded the Company in 1985 and has been its President, Chief Executive Officer and Chairman of the Board since its inception. His present term of office as Director will expire in 1996. Prior to founding the Company, Dr. Muller was a founder of ExciMed Technologies, a joint venture acquired by the Company. From 1983 to 1985, Dr. Muller was a product manager for Lambda Physik of Acton, Massachusetts, where he was responsible for development of excimer laser products and marketing strategies. Dr. Muller received a Ph.D. in physical chemistry from Cornell University, an M.B.A. from the Wharton School and an A.B. in chemistry and physics from Boston University.

     Dr. Apple joined the Company in March, 1994 from Critikon, a Johnson & Johnson company, where he served for eleven years, most recently as research fellow and prior to that as director of research and development and business development director. Critikon develops and manufactures critical care instrumentation and devices. Dr. Apple holds a Ph.D. and an M.S. in biomedical engineering and electrical engineering from Case Western Reserve University, an M.B.A. from Columbia University and a B.A. in physics/math from Carleton College.

     Mr. Bhatt joined the Company in September, 1994. Prior to joining Summit, Mr. Bhatt was the Chief Financial Officer and a member of the Board of Directors of Carlisle Plastics, Inc., a diversified manufacturer of consumer plastic products. In this capacity, Mr. Bhatt was responsible for all financial and administrative functions. Mr. Bhatt holds an M.B.A. in corporate finance from the University of Michigan and a bachelor of commerce degree from the University of Bombay. Mr. Bhatt is a certified public accountant.

     Ms. Doney joined the Company in October 1989 as the Vice President of Regulatory and Clinical Affairs. Prior to joining the Company, Ms. Doney was a consultant for Endosonics, Inc., where she was responsible for preparation of marketing, educational and clinic investigation materials. From 1983 to 1989, Ms. Doney was employed by Trimedyne, Inc., a medical laser company, her last position being vice president of clinical affairs. Ms. Doney holds an M.B.A. from the University of Southern California and a B.A. from the University of California.

     Mr. Frantzis joined the Company in August 1990 as North American Sales Manager. Mr. Frantzis was promoted to the position of Worldwide Sales Manager in 1991, to Director of Sales in 1994 and to his current position as Vice President of Sales in January 1995. Prior to joining the Company, Mr. Frantzis was a regional manager for ADC Telecommunications, a manufacturer of central office switching and test equipment. Mr. Frantzis holds a Bachelor's degree in Business Administration from Washington & Jefferson College.

     Dr. Herskowitz joined the Company in September 1993 from Polymer Technology Corp., a wholly owned subsidiary of Bausch & Lomb. Polymer is a world leader in the development and sale of specialty contact lens materials and solutions. He was employed by Polymer from March 1986 until joining the Company, most recently as vice president, research and development and prior to that as vice president, technical affairs. Dr. Herskowitz holds a Doctor of Optometry degree from the Illinois College of Optometry and a B.A. in Chemistry from Knox College.

     Mr. Krauss joined the Company in May 1992 from Iolab/SITE Microsurgical Systems, Inc., an ophthalmic equipment company and subsidiary of Johnson & Johnson, where he served as division vice president from December 1988 to May 1992. Mr. Krauss holds an M.B.A. and an M.S.E.E. from Case Western Reserve and a B.S.E.E. from Lehigh University.

     Dr. Klopotek joined the Company in January 1987 as Manager of Laser Development. Dr. Klopotek was promoted to the position of Chief Scientist in 1990 and to Vice President, Science and Technology in October 1991. Prior to joining the Company, Dr. Klopotek was project manager at Lambda Physik GmbH in Gottingen, Germany from 1984 to 1986. Dr. Klopotek holds a Ph.D. in physics from the Max Planck Institute and an M.S. in electrical engineering.

     Mr. Litman joined the Company in September 1990. Prior to joining the Company, Mr. Litman was a partner for six years with the law firm of Goldstein & Manello, P.C., the Company's principal law firm. Mr. Litman served as outside counsel to the Company from August 1986 through August 1990. Mr. Litman received a J.D. from Columbia University School of Law and a B.A. from the University of Pennsylvania.

     Mr. Terrio joined the Company in September 1993. From 1984 until joining the Company, Mr. Terrio served as general manager of the test instrument division and corporate vice president of sales at Nicolet Instrument Corporation. Nicolet produces instrumentation used in the biomedical, analytical and electronics industries. Mr. Terrio holds a B.S. in management from Cardinal Stritch College.

     Mr. Bernfeld was first elected to the Board in October, 1988 and was re-elected in 1995 for a three year term expiring in 1998. Mr. Bernfeld is a vice president and general counsel of Spire Corporation, a publicly held company specializing in biomaterials, optoelectronics and energy technologies. From 1991 through June, 1992, Mr. Bernfeld was a principal of the consulting firm Global Solutions, Inc., and from 1988 to 1990 Mr. Bernfeld was vice president and general counsel of the Mediplex Group, Inc. Prior to joining Mediplex, Mr. Bernfeld was a partner with the law firm of Goldstein & Manello, P.C., the Company's principal law firm.

     Mr. Miller was elected to the Board in June 1988 and was re-elected in 1994 for a three year term expiring in 1997. Since August 1994, Mr. Miller has served as an investment executive with First Albany Corporation, a financial services firm. From 1991 through August, 1994, Mr. Miller was a private investor, and prior to that was an investment banker employed by Tucker, Anthony & R.L. Day, Inc. from 1979 to 1991, where he last held the position of first vice president.

     Mr. Norris was elected to the Board in May 1990, and his present term of office will expire in 1996. Mr. Norris is President and Chief Executive Officer of National Pharmaceutical Council, Inc., an educational resource for research-based pharmaceutical companies, a position he has held since May, 1995. From February, 1994 through such date, he served as President of John A. Norris, Esquire, a health care law and public policy affairs consulting firm founded in February, 1994. From June 1988 through February 1994, he was executive vice president of Hill and Knowlton, Inc., a consulting and public relations firm, and served as the worldwide director of its Health Sciences Consulting Group. Prior to joining Hill and Knowlton in 1988,

Mr. Norris served as deputy commissioner and chief operating officer of the FDA from 1985 to 1988, where his main responsibility was overseeing the daily operations of the FDA. Mr. Norris is teaching healthcare policy at Harvard University. Mr. Norris currently serves as a director of Cytologies, Inc.

     Mr. Traskos was first elected to the Board in March, 1987 and was re-elected in 1995 for a three year term expiring in 1998. In March 1993, Mr. Traskos commenced employment as an insurance broker and vice president of Arthur
A. Watson & Company, Inc., a business insurance brokerage firm located in Wethersfield, Connecticut. Previously, Mr. Traskos served as a director and senior vice president of Allen, Russell & Allen, Inc., a business insurance brokerage and consulting firm with principal offices located in Hartford, Connecticut. Mr. Traskos is a licensed insurance broker and certified insurance consultant.

                                  UNDERWRITING

     Under the terms and subject to the conditions contained in the Underwriting Agreement dated the date hereof, each of the Underwriters (the "Underwriters") named below has severally agreed to purchase, and the Company has agreed to sell to such Underwriter, shares of Common Stock which equal the number of shares set forth opposite the name of such Underwriter below:

                                                                              NUMBER OF
                                 UNDERWRITER                                    SHARES
    ---------------------------------------------------------------------  ----------------
    Smith Barney Inc. ...................................................
    Bear, Stearns & Co. Inc. ............................................
    Morgan Stanley & Co. Incorporated....................................
    Piper Jaffray Inc. ..................................................
                                                                           ----------------
              Total......................................................      2,200,000
                                                                           =============

     The Underwriters are obligated to take and pay for all shares of Common Stock offered hereby (other than those covered by the over-allotment option described below) if any such shares are taken.

     The Underwriters, for whom Smith Barney Inc., Bear, Stearns & Co. Inc., Morgan Stanley & Co. Incorporated and Piper Jaffray Inc. are acting as Representatives, propose to offer part of the shares directly to the public at the public offering price set forth on the cover page of this Prospectus and part to certain dealers at a price which represents a concession not in excess
of $.       per share under the public offering price. The Underwriters may
allow, and such dealers may reallow, a concession not in excess of $.       per
share to certain other dealers. After the offering of the shares of Common Stock, the public offering price and such concessions may be changed by the Underwriters.

     The Company has granted to the Underwriters an option, exercisable for 30 days from the date of this Prospectus, to purchase up to 330,000 additional shares of Common Stock at the price to public set forth on the cover page of this Prospectus less the underwriting discounts and commissions. The Underwriters may exercise such option solely for the purpose of covering over-allotments, if any, in connection with the sale of the shares offered hereby. To the extent such option is exercised, each Underwriter will be obligated, subject to certain conditions, to purchase approximately the same percentage of such additional shares as the number of shares set forth opposite such Underwriter's name in the preceding table bears to the total number of shares listed in such table.

     The Company and the Underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

     The Company and its executive officers and directors have agreed that, for a period of 90 days from the date of this Prospectus, they will not, without the prior written consent of Smith Barney Inc., offer, sell, contract to sell, or otherwise dispose of any shares of Common Stock or any securities convertible into, or exercisable or exchangeable for, Common Stock except, that the Company may sell shares of Common Stock in certain limited circumstances and that the executive officers of the Company, other than David F. Muller, may sell up to 60,000 shares in the aggregate.

     The Underwriters and certain selling group members that currently act as market makers for the Common Stock may engage in "passive market making" in the Common Stock in accordance with Rule 10b-6A under the Exchange Act. Rule 10b-6A permits, upon the satisfaction of certain conditions, underwriters and selling group members participating in a distribution that are also market makers in the security being distributed to engage in limited market making transactions during the period when Rule 10b-6 under the Exchange Act would otherwise prohibit such activity. In general, under Rule 10b-6A, any Underwriter or selling group member engaged in passive market making in the Common Stock (i) may not effect transactions in, or display bids for, the Common Stock at a price that exceeds the highest bid for the Common Stock displayed by a market maker that is not participating in the distribution of the Common Stock, (ii) may not have net daily purchases of the Common Stock that exceed 30% of its average daily trading volume in such stock for the two full consecutive calendar months immediately preceding the filing date of the registration statement of which this Prospectus forms a part and (iii) must identify its bids as bids made by a passive market maker.

                                 LEGAL OPINIONS

     The legality of the issuance of the Common Stock offered hereby will be passed upon for the Company by Goldstein & Manello, P.C., 265 Franklin Street, Boston, Massachusetts 02110. Certain legal matters will be passed upon for the Underwriters by Ropes & Gray, One International Place, Boston, Massachusetts 02110.

                                    EXPERTS

     The consolidated financial statements and schedule as of December 31, 1994 and 1993, and for each of the years in the three-year period ended December 31, 1994 have been included herein and in the Registration Statement in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents are incorporated herein by reference: (i) Annual Report on Form 10-K of the Company for the year ended December 31, 1994; (ii) Quarterly Report on Form 10-Q of the Company for the quarter ended March 31, 1995; (iii) Quarterly Report on Form 10-Q of the Company for the quarter ended June 30, 1995; (iv) the description of the Company's Common Stock which is contained in its Registration Statement on Form 8-A filed under the Exchange Act on May 16, 1988; (v) the description of the Company's Rights Agreement which is contained in its Registration Statement on Form 8-A filed under the Exchange Act on April 2, 1990; and (vi) the agreements filed by the Company as exhibits to its Form 8-K filed under the Exchange Act on June 5, 1992. All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of the offering of the Common Stock made hereby shall be deemed to be incorporated by reference in this Prospectus and to be part hereof from the date of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for all purposes to the extent that a statement contained in this Prospectus or any other subsequently filed document that is also incorporated by reference herein modifies or supersedes such statement. The Company hereby undertakes to provide without charge to each person to whom a copy of this Prospectus has been delivered, on the written or oral request of any such person, including any beneficial owner of Common Stock, a copy of any or all of the documents referred to above which have been or may be incorporated in this Prospectus by reference, other than exhibits to such documents unless such exhibits are specifically incorporated by reference into the documents that the Prospectus incorporates. Requests for such copies should be directed to Peter E. Litman, Executive Vice President and General Counsel of the Company, 21 Hickory Drive, Waltham, Massachusetts 02154. Mr. Litman's telephone number is (617) 890-1234.

                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Exchange Act, and, in accordance therewith, files reports and other information with the Securities and Exchange Commission (the "Commission"). Such reports and other information may be inspected and copied at the public reference facilities of the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549; at the Regional Offices of the Commission at 7 World Trade Center, 13th Floor, New York, N.Y. 10048; and at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of such materials may be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Company's Common Stock is traded on the NASDAQ National Market and such reports, proxy statements and other information can be inspected at the offices of National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20006.

     The Company has filed with the Securities and Exchange Commission a Registration Statement on Form S-3 under the Securities Act of 1933, as amended, with respect to the securities offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto. For further information relating to the Company, reference is made to such Registration Statement, exhibits and schedules. Statements contained in this Prospectus as to the contents of any document referred to herein are not necessarily complete, and each such statement is qualified in its entirety by reference to each such document.


                               SUMMIT TECHNOLOGY, INC.

                      INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                                         PAGE
                                                                                         -----
Independent Auditors' Report..........................................................    F-2
Consolidated Balance Sheets as of December 31, 1993 and 1994, and June 30, 1995.......    F-3
Consolidated Statements of Operations for the Years Ended December 31, 1992, 1993 and
  1994 and for the Six Months Ended June 30, 1994 and 1995............................    F-4
Consolidated Statements of Stockholders' Equity for the Years Ended December 31, 1992,
  1993 and 1994 and for the Six Months Ended June 30, 1995............................    F-5
Consolidated Statements of Cash Flows for the Years Ended December 31, 1992, 1993 and
  1994 and for the Six Months Ended June 30, 1994 and 1995............................    F-6
Notes to Consolidated Financial Statements............................................    F-7

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors and Stockholders
Summit Technology, Inc.:

     We have audited the accompanying consolidated balance sheets of Summit Technology, Inc. and subsidiaries as of December 31, 1994 and 1993, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 1994. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Summit Technology, Inc. and subsidiaries at December 31, 1994 and 1993, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1994, in conformity with generally accepted accounting principles.

                                          KPMG Peat Marwick LLP

Boston, Massachusetts
February 13, 1995


                         SUMMIT TECHNOLOGY, INC. AND SUBSIDIARIES

                               CONSOLIDATED BALANCE SHEETS
                       DECEMBER 31, 1993 AND 1994 AND JUNE 30, 1995
                    (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

                                                                   DECEMBER 31,
                                                                -------------------    JUNE 30,
                                                                  1993       1994        1995
                                                                --------   --------   -----------
                                                                                      (UNAUDITED)
ASSETS
Current assets:
  Cash and cash equivalents...................................  $  2,819   $  8,656    $   4,902
  Short-term investments......................................     8,120      8,495        6,219
  Receivables, net of allowance of $760 in 1993, $1,049 in
     1994 and $974 in 1995....................................    14,480      9,535       10,041
  Inventories (note 3)........................................     9,885      7,028        8,323
  Prepaid expenses and other current assets...................       964      1,079        1,868
  Notes receivable from officers (note 4).....................       350        665          689
                                                                --------   --------     --------
          Total current assets................................    36,618     35,458       32,042
                                                                --------   --------     --------
Property and equipment, net (note 5)..........................     6,234      6,398        6,598
                                                                --------   --------     --------
Other assets:
  Patents, net (note 6).......................................     5,769      6,925        6,852
  Other assets, net...........................................     1,927      2,386        2,534
                                                                --------   --------     --------
TOTAL ASSETS..................................................  $ 50,548   $ 51,167    $  48,026
                                                                ========   ========     ========
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable............................................  $  1,311   $  2,749        2,485
  Accrued expenses (note 7)...................................     5,095      5,860        5,549
  Current maturities of capital lease obligations (note 8)....       438        516          452
  Deferred revenue............................................     3,156      2,982        4,029
                                                                --------   --------     --------
          Total current liabilities...........................    10,000     12,107       12,515
Capital lease obligations, less current maturities (note 8)...       165      1,177        1,228
                                                                --------   --------     --------
          Total liabilities...................................    10,165     13,284       13,743
                                                                --------   --------     --------
Commitments and contingencies (notes 8 and 10)
Stockholders' equity (note 9):
  Preferred stock, $.01 par value. Authorized 5,000,000
     shares...................................................        --         --           --
  Common stock, $.01 par value. Authorized 60,000,000 shares;
     issued 16,304,303 shares in 1993, 16,790,065 shares in
     1994 and 16,823,994 shares in 1995.......................       163        168          168
  Additional paid-in capital..................................    54,846     67,760       68,194
  Accumulated deficit.........................................   (14,621)   (30,002)     (33,973)
                                                                --------   --------     --------
                                                                  40,388     37,926       34,389
  Treasury stock, at cost, 205 shares in 1993, 1,166 shares in
     1994 and 2,981 shares in 1995............................        (5)       (43)        (106)
                                                                --------   --------     --------
          Total stockholders' equity..........................    40,383     37,883       34,283
                                                                --------   --------     --------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY....................  $ 50,548   $ 51,167    $  48,026
                                                                ========   ========     ========

          See accompanying notes to consolidated financial statements.


                           SUMMIT TECHNOLOGY, INC. AND SUBSIDIARIES

                            CONSOLIDATED STATEMENTS OF OPERATIONS
                       YEARS ENDED DECEMBER 31, 1992, 1993 AND 1994 AND
                           SIX MONTHS ENDED JUNE 30, 1994 AND 1995
                           (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                          YEAR ENDED DECEMBER 31,                  SIX MONTHS
                                      --------------------------------           ENDED JUNE 30,
                                       1992        1993         1994       ---------------------------
                                      -------     -------     --------        1994            1995
                                                                           -----------     -----------
                                                                           (UNAUDITED)     (UNAUDITED)
                                                                           -----------     -----------
Net revenues......................    $31,130     $26,801     $ 24,210       $ 9,524         $16,368
Cost of revenues..................     13,365      16,480       19,363         7,864          11,249
                                      -------     -------     --------       -------         -------
     Gross profit.................     17,765      10,321        4,847         1,660           5,119
Operating expenses................     18,007      19,503       20,331        10,269           9,424
                                      -------     -------     --------       -------         -------
     Operating loss...............       (242)     (9,182)     (15,484)       (8,609)         (4,305)
                                      -------     -------     --------       -------         -------
Other income (expense)............       (141)         28          103           119             334
                                      -------     -------     --------       -------         -------
     Net loss.....................    $  (383)    $(9,154)    $(15,381)      $(8,490)        $(3,971)
                                      =======     =======     ========       =======         =======
Net loss per share................    $  (.03)    $  (.59)    $   (.94)      $  (.52)        $  (.24)
                                      =======     =======     ========       =======         =======
     Weighted average number of
       common shares
       outstanding................     14,867      15,586       16,444        16,349          16,809
                                      =======     =======     ========       =======         =======

          See accompanying notes to consolidated financial statements.


                                             SUMMIT TECHNOLOGY, INC. AND SUBSIDIARIES

                                          CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                         YEARS ENDED DECEMBER 31, 1992, 1993, AND 1994 AND SIX MONTHS ENDED JUNE 30, 1995
                                                          (IN THOUSANDS)

                                                                                                        NOTES
                                                                                                      RECEIVABLE
                     PREFERRED STOCK        COMMON STOCK       ADDITIONAL                                FOR            TOTAL
                    ------------------   -------------------    PAID-IN     ACCUMULATED   TREASURY   COMMON STOCK   STOCKHOLDERS'
                    SHARES   PAR VALUE   SHARES    PAR VALUE    CAPITAL       DEFICIT      STOCK       PURCHASE        EQUITY
                    ------   ---------   -------   ---------   ----------   -----------   --------   ------------   -------------
Balance at
  December 31,
  1991............      12     $  --     $14,737     $ 147      $ 34,746     $  (5,084)    $  (85)      $  (10)       $  29,714
Exercise of Stock
  Options.........      --        --         446         5           826            --       (477)          --              354
Other shares
  issued..........      --        --           8        --           165            --         --           --              165
Repayment of notes
  receivable......      --        --          --        --            --            --         (2)           7                5
Conversion,
  cancellation and
  redemption of
  preferred
  stock...........     (12)       --          80         1            (1)           --         --           --               --
Net loss..........      --        --          --        --            --          (383)        --           --             (383)
                        --        --
                                          ------      ----       -------      --------       ----       ------          -------
Balance at
  December 31,
  1992............      --        --      15,271       153        35,736        (5,467)      (564)          (3)          29,855
Sale of common
  stock, net of
  issuance
  costs...........      --        --       1,150        12        19,017            --         --           --           19,029
Retirement of
  treasury
  stock...........      --        --        (231)       (2)         (562)           --        563           --               (1)
Repayment of note
  receivable......      --        --          --        --            --            --         --            3                3
Other shares
  issued..........      --        --          10        --           202            --          1           --              203
Exercise of stock
  options.........      --        --         104        --           453            --         (5)          --              448
Net loss..........      --        --          --        --            --        (9,154)        --           --           (9,154)
                        --        --
                                          ------      ----       -------      --------       ----       ------          -------
Balance at
  December 31,
  1993............      --     $  --      16,304     $ 163      $ 54,846     $ (14,621)    $   (5)      $   --        $  40,383
                        ==        ==      ======      ====       =======      ========       ====       ======          =======
Sale of common
  stock, net of
  issuance
  costs...........      --        --         350         4        11,114            --         --           --           11,118
Retirement of
  treasury
  stock...........      --        --          (9)       --          (305)           --        305           --               --
Other shares
  issued..........      --        --          50        --         1,082            --         --           --            1,082
Exercise of stock
  options.........      --        --          95         1         1,023            --       (343)          --              681
Net loss..........      --        --          --        --            --       (15,381)        --           --          (15,381)
                        --        --
                                          ------      ----       -------      --------       ----       ------          -------
Balance at
  December 31,
  1994............      --     $  --      16,790     $ 168      $ 67,760     $ (30,002)    $  (43)      $   --        $  37,883
                        ==        ==      ======      ====       =======      ========       ====       ======          =======
Exercise of stock
  options.........      --        --          34        --           434            --        (63)          --              371
Net loss..........      --        --          --        --            --        (3,971)        --           --           (3,971)
                        --        --
                                          ------      ----       -------      --------       ----       ------          -------
Balance at June
  30, 1995
  (Unaudited).....      --     $  --      16,824     $ 168      $ 68,194     $ (33,973)    $ (106)      $   --        $  34,283
                        ==        ==      ======      ====       =======      ========       ====       ======          =======

          See accompanying notes to consolidated financial statements.


                                      SUMMIT TECHNOLOGY, INC. AND SUBSIDIARIES

                                        CONSOLIDATED STATEMENTS OF CASH FLOWS
                                  YEARS ENDED DECEMBER 31, 1992, 1993 AND 1994 AND
                                       SIX MONTHS ENDED JUNE 30, 1994 AND 1995
                                                   (IN THOUSANDS)

                                                                  YEAR ENDED DECEMBER 31,              SIX MONTHS
                                                               ------------------------------        ENDED JUNE 30,
                                                                 1992       1993       1994     -------------------------
                                                               --------   --------   --------      1994          1995
                                                                                                -----------   -----------
                                                                                                (UNAUDITED)   (UNAUDITED)
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net loss...................................................  $   (383)  $ (9,154)  $(15,381)    $(8,490)      $(3,971)
  Adjustments to reconcile net loss to net cash used by
    operating activities:
    Depreciation and amortization............................     1,267      1,710      2,253       1,087         1,252
    Provision for (recovery of) losses on accounts
      receivable.............................................       617        985        357         177           (75)
    Changes in operating assets and liabilities:
      Accounts receivable, net...............................    (7,575)       521      3,688       4,837          (431)
      Inventories............................................    (3,143)    (3,824)     2,166         (51)       (1,295)
      Prepaid expenses and other current assets..............       232        167       (125)        (19)         (813)
      Accounts payable.......................................       651          5      1,439        (295)         (265)
      Accrued expenses.......................................     1,997      1,271      1,100         404          (311)
      Deferred revenue.......................................      (114)       669       (176)       (293)        1,047
                                                               --------   --------   --------     -------       -------
         Net cash used by operating activities...............    (6,451)    (7,650)    (4,679)     (2,643)       (4,862)
                                                               --------   --------   --------     -------       -------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Decrease (increase) in short-term investments..............    (5,876)    (2,244)      (374)      1,842         2,276
  Additions to property and equipment........................    (1,761)    (3,063)    (1,180)       (200)       (1,057)
  Purchase of patents........................................        --     (5,470)      (317)       (284)          (93)
  Change in other assets.....................................      (108)      (994)       177         284          (236)
  Issuance of notes receivable from officers.................      (346)        --       (100)       (100)           --
  Repayment of notes receivable from officers................        20        381         --          --            --
  Proceeds from sale of property.............................        --        162         --          --            --
                                                               --------   --------   --------     -------       -------
         Net cash provided (used) by investing activities....    (8,071)   (11,228)    (1,794)      1,542           890
                                                               --------   --------   --------     -------       -------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Repayments of long-term debt and capital lease
    obligations..............................................      (363)      (616)      (617)       (283)         (289)
  Proceeds from long-term debt and capital lease
    obligations..............................................       157         --      1,279       1,279           136
  Increase in short-term debt................................        --         --         --       1,000            --
  Proceeds from sale of common stock.........................        --     19,029     11,118          --            --
  Proceeds from exercise of stock options....................       353        418        476         155           371
  Proceeds from shares sold under Employee Stock Purchase
    Plan.....................................................        20        130         54          --            --
  Repayment of notes receivable for common stock purchase....         4          2         --          --            --
                                                               --------   --------   --------     -------       -------
         Net cash provided by financing activities...........       171     18,963     12,310       2,151           218
                                                               --------   --------   --------     -------       -------
         Increase (decrease) in cash and cash equivalents....   (14,351)        85      5,837       1,050        (3,754)
Cash and cash equivalents at beginning of year...............    17,085      2,734      2,819       2,819         8,656
                                                               --------   --------   --------     -------       -------
Cash and cash equivalents at end of year.....................  $  2,734   $  2,819   $  8,656     $ 3,869       $ 4,902
                                                               ========   ========   ========     =======       =======
Supplemental disclosures:
  Interest paid..............................................  $    106   $     93   $    185     $    25       $   156
                                                               ========   ========   ========     =======       =======
  Income taxes paid..........................................  $     21   $     15   $      5     $    --       $     5
                                                               ========   ========   ========     =======       =======

          See accompanying notes to consolidated financial statements.

                    SUMMIT TECHNOLOGY, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

 YEARS ENDED DECEMBER 31, 1992, 1993, AND 1994 AND SIX MONTHS (UNAUDITED) ENDED
                             JUNE 30, 1994 AND 1995

1. NATURE OF BUSINESS

     Summit Technology, Inc. (the "Company") designs, manufactures and markets ophthalmic refractive laser systems for the treatment of vision disorders such as nearsightedness, farsightedness, astigmatism, glaucoma and certain corneal irregularities. In addition, the Company owns and operates three laser vision correction centers in the United Kingdom.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Principles of Consolidation

     The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries after elimination of material intercompany accounts and transactions.

  Revenue Recognition

     The Company recognizes revenue on product sales when the products are shipped and the customer takes ownership and on physician education programs when the services are performed. The Company recognizes service contract revenue ratably over the length of the contract. The Company accrues the cost of warranty and product upgrade obligations when the product is shipped. The Company records payments received in advance of product sales and physician education programs as deferred revenue.

  Cash Equivalents

     Cash equivalents consist of certificates of deposit and highly liquid investment grade corporate bonds with a maturity of three months or less.

  Short-term Investments

     Short-term investments consist of U.S. Government securities and investment grade corporate bonds with maturities between three and twelve months. The Company has the intent and the ability to hold these investments to maturity. Short-term investments are carried at cost plus accrued interest, which approximates market.

  Concentration of Credit Risk

     The Company's trade receivables can potentially subject it to credit risk. The Company limits its credit risk of U.S. receivables by obtaining advance deposits and commitments from customers and third-party leasing companies. The Company limits its credit risk of international receivables by using distributors with proven credit history or by requiring irrevocable letters of credit. In addition, all sales are made in U.S. dollars.

  Inventories

     Inventories are stated at the lower of cost or market, cost being determined using the first-in, first-out (FIFO) method.

                    SUMMIT TECHNOLOGY, INC. AND SUBSIDIARIES

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES -- (CONTINUED)
  Property and Equipment

     Property and equipment is stated at cost. Property and equipment under capital leases is stated at the lower of the present value of future minimum lease payments at the beginning of the lease term or fair market value at the inception of the lease. Depreciation on property and equipment is calculated using the straight-line method over the estimated useful lives of the assets ranging from five to ten years. Amortization on property and equipment held under capital leases and leasehold improvements is calculated using the straight-line method over the shorter of the lease term or estimated useful life of the asset.

  Research and Development Expenses

     Expenditures for research, engineering and product development, including regulatory and clinical affairs, are expensed as incurred. These expenses were approximately $5,416, $5,682 and $6,186 for the years ended December 31, 1992, 1993 and 1994, respectively. These expenses were approximately $2,860 and $2,742 for the six months ended June 30, 1994 and 1995, respectively.

  Other Assets

     Patents consist of patents and patent application costs. Other assets include deposits, organization costs, and long-term trade receivables. Patents are amortized over the patent's economic life using the straight-line method. Organization costs are amortized over five years using the straight-line method.

  Income Taxes

     Effective January 1, 1993, the Company adopted Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes ("SFAS 109"). Under SFAS 109, deferred tax assets and liabilities are recognized based on temporary differences between the financial statement and tax basis of assets and liabilities and carryforwards using current statutory tax rates. Adoption of SFAS 109 had no effect on the net loss for the year ended December 31, 1993.

  Foreign Currency Translation

     Assets, liabilities, and expenses related to foreign operations are remeasured in U.S. dollars at the appropriate exchange rates. Gains and losses resulting from remeasurement are included in other income and expense.

  Net Loss Per Share

     Net loss per common share is based on the weighted average number of common shares outstanding during each year.

  Reclassifications

     Certain reclassifications were made to the 1992 and 1993 Consolidated Financial Statements to conform to the 1994 presentation.

                    SUMMIT TECHNOLOGY, INC. AND SUBSIDIARIES

3. INVENTORIES

     Inventories consist of the following:

                                                              DECEMBER 31,
                                                            -----------------      JUNE 30,
                                                             1993       1994         1995
                                                            ------     ------     -----------
                                                                                  (UNAUDITED)
    Raw materials and subassemblies.......................  $4,545     $4,370       $ 4,798
    Work in process.......................................   1,089      1,815         2,267
    Finished goods........................................   4,251        843         1,258
                                                            ------     ------       -------
                                                            $9,885     $7,028       $ 8,323
                                                            ======     ======       =======

4. NOTES RECEIVABLE FROM OFFICERS

     Notes Receivable from officers consist of demand notes receivable including accrued interest with interest rates ranging from 7.0% to 8.0%.

5. PROPERTY AND EQUIPMENT

     Property and equipment consists of the following:

                                                             DECEMBER 31,
                                                          -------------------      JUNE 30,
                                                           1993        1994          1995
                                                          -------     -------     -----------
                                                                                  (UNAUDITED)
    Leasehold improvements..............................  $ 1,500     $ 1,406       $ 1,461
    Manufacturing and test equipment....................    5,616       7,322         7,838
    Furniture, fixtures and office equipment............    2,932       3,347         3,829
                                                          -------     -------       -------
                                                          $10,048     $12,075       $13,128
    Less Accumulated Depreciation.......................   (3,814)     (5,677)       (6,530)
                                                          -------     -------       -------
              Net Property and Equipment................  $ 6,234     $ 6,398       $ 6,598
                                                          =======     =======       =======

6. PATENTS

     In December 1993, the Company purchased several U.S. and foreign patents for a purchase price of $5.1 million including acquisition costs plus 50,000 shares of common stock.

                                                              DECEMBER 31,
                                                            -----------------      JUNE 30,
                                                             1993       1994         1995
                                                            ------     ------     -----------
                                                                                  (UNAUDITED)
    Patents...............................................  $5,769     $7,136       $ 7,229
    Patent Amortization...................................      --       (211)         (377)
                                                            ------     ------       -------
              Net Patents.................................  $5,769     $6,925       $ 6,852
                                                            ======     ======       =======

                    SUMMIT TECHNOLOGY, INC. AND SUBSIDIARIES

7. ACCRUED EXPENSES

     Accrued expenses consist of the following:

                                                              DECEMBER 31,
                                                            -----------------      JUNE 30,
                                                             1993       1994         1995
                                                            ------     ------     -----------
                                                                                  (UNAUDITED)
    Accrued commissions...................................  $1,144     $  888       $   260
    Accrued payroll and vacation..........................     667        851           986
    Accrued warranty costs................................     740        873           801
    Accrued product upgrade costs.........................     642      1,155         1,130
    Other accrued expenses................................   1,902      2,093         2,372
                                                            ------     ------       -------
                                                            $5,095     $5,860       $ 5,549
                                                            ======     ======       =======

8. FINANCING AND LEASING ARRANGEMENTS

  Leases

     Capital lease obligations consist of amounts due under equipment lease agreements. At December 31, 1994, the cost and accumulated depreciation of the related equipment was $3,034 and $1,768, respectively.

     The Company leases its office and manufacturing facilities in the U.S. under an operating lease expiring in 2000. The Company leases office space for its outpatient clinics in the U.K. under operating leases expiring in 2000. The Company leases an office and manufacturing facility in Ireland under an operating lease expiring in 2026. Rent expense was approximately $559, $576, and $675, for the years ended December 31, 1992, 1993, and 1994, respectively. Rent expense was approximately $337 and $368 for the six months ended June 30, 1994 and 1995, respectively.

     At December 31, 1994, future minimum payments for capital leases and minimum rental payments under noncancellable operating leases were as follows:

                                                              CAPITAL LEASES     OPERATING LEASES
                                                              --------------     ----------------
    Year ending December 31:
      1995..................................................      $  665              $  683
      1996..................................................         568                 669
      1997..................................................         499                 628
      1998..................................................         325                 618
      1999..................................................          --                 591
      Thereafter............................................          --               3,763
                                                                  ------              ------
         Minimum future lease payments......................       2,057              $6,952
                                                                                      ======
    Less amounts representing interest......................         364
                                                                  ------
         Present value of minimum future lease payments.....       1,693
    Less current maturities.................................         516
                                                                  ------
         Capital leases, less current maturities............      $1,177
                                                                  ======

     The Company has a $3.0 million leasing facility that allows financing of capital asset purchases in the United States and the United Kingdom for up to five years at interest rates currently ranging from 8.1% to 10.4%. At December 31, 1994, the Company had $1.4 million ($1.5 million at June 30, 1995)of borrowings under this facility. At June 30, 1995, the Company had $1.5 million of borrowings under this facility. In March 1995, the Company received a renewal of its working capital line of credit agreement. The agreement

                    SUMMIT TECHNOLOGY, INC. AND SUBSIDIARIES

8. FINANCING AND LEASING ARRANGEMENTS -- (CONTINUED) expires in March of 1996. The line of credit agreement allows the Company to borrow up to $8.0 million against eligible accounts receivable at LIBOR plus 150 basis points or Prime Rate per annum. At December 31, 1994 and June 30, 1995 the Company had no borrowings under this facility.

9. STOCKHOLDERS' EQUITY

  Common and Preferred Stock

     As of December 31, 1994 and June 30, 1995, the Company has authorized 5,000,000 shares of preferred stock of $.01 par value and 60,000,000 shares of common stock at $.01 par value. The terms and conditions of the preferred stock, including any preferences and dividends, will not be established until such time, if ever, as such shares are in fact issued by the Company.

  Stock Options

     In March 1987, the Company adopted a Stock Option Plan (the "Plan"). The Plan permits the Company to grant both incentive and nonincentive stock options. The stock options are generally exercisable one year after grant in equal installments over five to ten years. The Company has reserved 1,883,282 shares of Common Stock for issuance under this Plan.

                                               OPTIONS AVAILABLE   OPTIONS OUTSTANDING   OPTION PRICE
                                               -----------------   -------------------   -------------
    Balances, December 31, 1991..............        144,980              871,190         $  .50-19.00
    Increase in shares reserved..............        250,000                   --                   --
    Options granted..........................       (270,522)             270,522          18.63-29.75
    Options exercised........................             --             (445,873)           .50-11.00
    Options canceled.........................          7,785               (7,785)           .75-27.00
                                                    --------             --------         ------------
    Balances, December 31, 1992..............        132,243              688,054           1.75-29.75
    Options granted..........................       (123,662)             123,662           1.00-25.25
    Options exercised........................             --             (104,499)          1.75-24.25
    Options canceled.........................        107,453             (107,453)         10.13-29.75
                                                    --------             --------         ------------
    Balances, December 31, 1993..............        116,034              599,764           1.00-29.75
                                                    --------             --------         ------------
    Options granted..........................       (119,615)             119,615           1.00-34.25
    Options exercised........................             --              (94,871)          2.44-29.75
    Options canceled.........................         48,854              (48,854)          6.22-34.25
                                                    --------             --------         ------------
    Balances, December 31, 1994..............         45,273              575,654           1.00-34.25
                                                    --------             --------         ------------
    Increase in shares reserved..............        250,000                   --                   --
    Options granted..........................        (26,680)              26,680          28.75-35.00
    Options exercised........................             --              (33,995)          6.94-27.00
    Options canceled.........................          7,830               (7,830)         20.00-34.25
                                                    --------             --------         ------------
    Balances, June 30, 1995..................        276,423              560,509         $ 1.00-35.00
                                                    ========             ========         ============

     At December 31, 1994, 317,469 shares (298,523 shares at June 30, 1995) were exercisable under the Plan at exercise prices ranging from $1.00 to $29.75 ($1.00 to $29.25 at June 30, 1995).

     In February 1989, the Company granted an officer options to purchase 150,000 shares of Common Stock at $1.50 per share. The options are restricted, nonincentive, and were granted outside of the Company's Plan. At December 31, 1994 and June 30, 1995, all 150,000 shares were exercisable.

                    SUMMIT TECHNOLOGY, INC. AND SUBSIDIARIES

9. STOCKHOLDERS' EQUITY -- (CONTINUED)
     In May 1992, the Company adopted a Stock Option Plan for Outside Directors (the "Director's Plan") and reserved 50,000 shares of Common Stock for issuance under the Director's Plan. At June 30, 1995, 22,000 options were outstanding at option prices ranging from $15.75 to $22.31 and 18,000 options were exercisable at prices ranging from $15.75 to $22.31. At December 31, 1994, 20,000 options were outstanding at option prices ranging from $15.75 to $22.31 and 8,000 options were exercisable at prices ranging from $20.16 to $22.31.

  Refractive Centers International, Inc. Stock Option Plan

     In August 1993, the Company adopted a Stock Option Plan to grant options to purchase shares of its subsidiary, Refractive Centers International, Inc. ("the RCII Plan") and reserved 2,500,000 shares of Refractive Centers International, Inc. for issuance under the RCII Plan. In September of 1995, the Company decreased the number of shares reserved from 2,500,000 to 800,000. At December 31, 1994, 660,250 options were outstanding at an option price of $0.50 and 23,100 were exercisable. At June 30, 1995, 710,250 options were outstanding at an option price of $0.50 and 24,050 options were exercisable.

  Employee Stock Purchase Plan

     In May 1991, the Company adopted an Employee Stock Purchase Plan (the "Purchase Plan"). The Purchase Plan is available to all eligible full-time employees, excluding those owning 5% or more of the Company's Common Stock. Pursuant to the Purchase Plan, employees can purchase the Company's Common Stock, at 85% of fair market value, in an amount up to 5% of the employee's wages during the semi-annual plan purchase period. At December 31, 1994, 250,000 shares of Common Stock were reserved under the Purchase Plan and 11,570 shares were issued.

  Shareholder Rights Plan

     In March 1990, the Board of Directors adopted a Shareholder Rights Plan ("Rights Plan") pursuant to which each stockholder of the Company holds one currently non-exercisable right ("Right") for each share of Common Stock beneficially held. The Rights become exercisable upon the occurrence of a "Distribution Date," whereupon the holder is entitled to purchase from the Company one-quarter of a share of Common Stock at the exercise price of $12.50, subject to adjustment. Generally, a Distribution Date occurs if (a) a person or group becomes a beneficial owner of 15% or more of the Company's outstanding shares of Common Stock without the prior approval of the Board ("Acquiring Plan"), or (b) ten business days lapse following the commencement of, or announcement of an intention to make, a tender or exchange offer for the Common Stock not approved by the Board, which, if consummated, would result in a person or group becoming a beneficial owner of 15% or more of the Company's outstanding shares of Common Stock.

     If a person or group becomes an Acquiring Person, a "Flip-In Event" thereby occurs concurrently with the Distribution Date, with the effect that each Right (other than those owned by such Acquiring Person) will entitle its holder to obtain Common Stock having a market value of eight times the Right's exercise price for a purchase price equal to four times the exercise price of the Rights, in effect allowing a Rights holder to purchase a fixed amount of the Company's Common Stock at a discount of 50% off the market price. If a person or group becomes an Acquiring Person (hence triggering a Flip-In Event), and thereafter the Company is involved in a merger or other business combination with the Acquiring Person where the Company is not the surviving entity and the holders of the Company's Common Stock are not the holders of all of the surviving entity's Common Stock, or the sale of 50% or more of the Company's assets and earning power to the Acquiring Person occurs a "Flip-Over Event", each Right (other than those owned by the Acquiring Person) will then entitle the holder to obtain eight times the Right's exercise price for a purchase price equal to four times the exercise price of the Rights.

                    SUMMIT TECHNOLOGY, INC. AND SUBSIDIARIES

10. COMMITMENTS AND CONTINGENCIES

  Commitments

     During 1991, the Irish Development Authority ("IDA") agreed to reimburse the Company up to approximately $740 for rent, training and fixed asset acquisition costs incurred in conjunction with the opening of its manufacturing facility in Cork, Ireland. The Company may be required to repay the grants if the facility is closed within eight years of the final grant drawdown. As of December 31, 1994, the Company has received approximately $503 from the IDA under these agreements.

     In February 1992, the Company entered into a licensing agreement with IBM pursuant to which IBM granted the Company a license to its patent covering excimer laser ablation of tissue and the Company agreed to pay IBM a royalty of 2% of the net selling price of its Excimer Systems sold or leased in the U.S. and certain other countries. The Company also licenses certain laser patents from Patlex Corporation. Under this license, the Company has agreed to pay royalties, not to exceed one hundred thousand dollars per year, with respect to OmniMed/Excimer (Excimer System) sales. In 1993, the Company agreed to pay Patlex royalties with respect to OmniMed/Holmium (Holmium System) sales.

  Contingencies

     Patents and Royalties

     There are a number of United States patents covering methods and apparatus for performing corneal surgery with excimer lasers, including several owned by the Company and VISX Incorporated ("VISX") (one of the Company's competitors), which have been exclusively licensed to Pillar Point Partners, a partnership owned jointly by the Company and VISX. All U.S. patents now or hereafter granted to the Company or VISX which could preclude either company from making, using, or selling in the U.S. its excimer laser corneal surgery systems as designed on June 3, 1992, have been or are required to be exclusively licensed to Pillar Point Partners. The Company is currently reviewing two U.S. patents held by a third party which, according to such party, cover certain aspects of the Company's excimer laser.

     There are also several foreign patents covering apparatus for performing excimer laser corneal surgery, including patents or patent rights held by the Company, VISX, and others. If the foreign patents held by VISX and others were considered valid and interpreted broadly in an adversarial proceeding, they could be deemed to cover one or more aspects of certain of the Company's excimer-based products manufactured or sold abroad.

     Further, the Company believes that Sunrise Technologies, Inc. holds U.S. patents covering methods and apparatus, and has submitted European patent applications covering apparatus, for performing Laser Thermokeratoplasty and for certain specific methods of performing Laser Sclerostomy with a holmium laser. Although the Company has not sought or received an opinion of counsel, the Company believes, based on due inquiry, that its Holmium Laser System either does not infringe or that it has valid defenses against the patents of Sunrise Technologies, Inc.

     There can be no assurance that patent infringement claims in the U.S. or in other countries will not be asserted against the Company by VISX (limited in the U.S. to technology not included in Pillar Point Partners) or others, or, if asserted, that the Company will be successful in defending against such claims. In the event one of the Company's products is adjudged to infringe patents of others with the likely consequence of a damage award, the Company and its customers may be enjoined from using and selling such products or be required to obtain a royalty-bearing license, if available on acceptable terms. Alternatively, in the event a license is not offered, the Company might be required to redesign those aspects of the products held to infringe so as to avoid infringement. Any redesign efforts undertaken by the Company might be expensive and could necessitate FDA review. Furthermore, they could delay the re-introduction of the Company's products into certain markets, or may be so significant as to be impractical.

                    SUMMIT TECHNOLOGY, INC. AND SUBSIDIARIES

10. COMMITMENTS AND CONTINGENCIES -- (CONTINUED)
     On August 3, 1995, a German court determined that the Schwind Keratom ophthalmic excimer laser system distributed by Coherent, and the Chiron Technolas Keracor 116 ophthalmic excimer laser system distributed by Chiron Technolas, infringe the German counterpart of the Azema Patent (see Note 6). The court has entered cease and desist orders against Schwind and Chiron Technolas and has ordered them to pay damages to the Company for past infringements. Both the Schwind and Chiron Technolas excimer laser systems are manufactured in Germany. On September 5, 1995, the Company posted the requisite bond in Germany to enforce the injunction issued against Chiron Technolas by the German court, as a result of which Chiron Technolas is now prohibited from manufacturing, selling or using its Keracor 116 ophthalmic excimer laser systems in Germany, where its production facility is located. Chiron Technolas and Schwind have appealed the judgment and Chiron Technolas has also filed a nullity action with the German Patent Office. Although the Company believes it will prevail in this nullity action, there can be no assurance that the German Azema patent will survive the proceeding. If the nullity action or Chiron's appeal is decided against the Company, its infringement verdict in Germany will be overturned and it will be liable for damages which may or may not exceed the amount of the bond.

     On August 29, 1995, the Company filed suit in the U.S. District Court for the District of Delaware against VISX for infringement of the Azema Patent. The Company is seeking damages for past infringement for all excimer lasers manufactured by VISX in the U.S. for use outside the U.S. In addition, the Company is seeking to enjoin VISX from manufacturing and selling excimer lasers for any purpose other than U.S. clinical trials.

     On September 5, 1995, VISX sued the Company and eight Canadian ophthalmologists who use or have used the Company's Excimer System, in the Federal Court of Canada, Trial Division, asserting that the Excimer System infringed certain Canadian patents held by VISX. In such suit, VISX seeks, among other things, damages for past infringement and a permanent injunction preventing the Company and the other defendants from manufacturing, marketing, selling using and inducing others to use the Excimer System in Canada. The Company believes that it has valid defenses to VISX's suit and intends to defend such action vigorously; however, there can be no assurance that the Company will be successful. The Company does not believe that the Canadian market is material to its business.

                    SUMMIT TECHNOLOGY, INC. AND SUBSIDIARIES

11. INCOME TAXES

     The appropriate tax effect of each type of temporary difference and carryforward that gives rise to significant portions of the deferred tax assets and liabilities are as follows:

                                             YEARS ENDED DECEMBER 31,
                                           ----------------------------       SIX MONTHS ENDED
                                            1993                 1994          JUNE 30, 1995
                                           -------             --------       ----------------
                                                                                (UNAUDITED)
    Deferred tax asset:
      Net operating loss.................  $ 6,691             $ 11,682           $ 13,426
      Research and development credit....      685                  685                685
      Inventory adjustments..............      716                  591                591
      Other temporary differences........      893                  985                985
                                           -------             --------           --------
      Subtotal...........................  $ 8,985             $ 13,943           $ 15,687
      Valuation allowance................   (8,638)             (13,759)           (15,503)
                                           -------             --------           --------
                                           $   347             $    184           $    184
    Deferred tax liability:
      Patent costs.......................      239                   76                 76
      Other temporary differences........      108                  108                108
                                           -------             --------           --------
                                           $   347             $    184           $    184
                                           -------             --------           --------
    Net Deferred Tax Asset...............  $     0             $      0           $      0
                                           =======             ========           ========

     Due to the uncertainty of the timing of realizing the tax benefit of the temporary differences and carryforwards, the Company has recorded a valuation allowance against its deferred tax assets. The valuation allowance for deferred tax assets as of January 1, 1993, was $5,946. The net change in the total valuation allowance for the years ended December 31, 1993, December 31, 1994 and June 30, 1995 was $2,692, $5,121 and $1,744, respectively. The net operating loss amount includes approximately $5,100 of employee stock option compensation deductions which will be credited to additional paid-in capital when realized.

     At December 31, 1994, the Company had an operating loss carryforward of approximately $32,171 available to offset future federal taxable income. In addition, the Company has research and experimentation tax credit carryforwards of approximately $685. The operating loss and tax credit carryforwards expire in varying amounts through 2010. Pursuant to Section 382 of the Internal Revenue Code, if there is a change in stock ownership of the Company exceeding 50% during a three-year period, the utilization of the Company's net operating loss may be limited. Utilization of the Company's net operating loss carryforward will not be limited by Section 382.

     There are no unremitted earnings in the Company's subsidiaries.

12. SEGMENT INFORMATION

     During 1992, the Company classified its operations into two business segments: medical equipment and laser vision correction centers. Operations within the medical equipment segment include the design, development, production, and sale of proprietary medical systems and single-use disposable components for a variety of ophthalmic applications. The laser vision correction center segment includes costs associated with the establishment of outpatient clinics.

                    SUMMIT TECHNOLOGY, INC. AND SUBSIDIARIES

12. SEGMENT INFORMATION -- (CONTINUED)
  Segment Information

                                                   MEDICAL         LASER VISION
                                                  EQUIPMENT     CORRECTION CENTERS     CONSOLIDATED
                                                  ---------     ------------------     ------------
    YEAR ENDED DECEMBER 31, 1993
    Sales.....................................    $  26,740          $     61            $ 26,801
    Loss from operations......................       (7,502)           (1,680)             (9,182)
    Depreciation and amortization.............        1,447               221               1,668
    Identifiable assets.......................       48,494             2,054              50,548
    Capital expenditures......................        1,332             1,731               3,063

    YEAR ENDED DECEMBER 31, 1994
    Sales.....................................    $  23,371          $    839            $ 24,210
    Loss from operations......................      (13,205)           (2,279)            (15,484)
    Depreciation and amortization.............        1,828               425               2,253
    Identifiable assets.......................       49,085             2,082              51,167
    Capital expenditures......................        1,139                41               1,180

    SIX MONTHS ENDED JUNE 30, 1995
    Sales.....................................    $  15,941          $    427            $ 16,368
    Loss from operations......................       (2,706)           (1,599)             (4,305)
    Depreciation and amortization.............        1,024               228               1,252
    Identifiable assets.......................       45,007             3,019              48,026
    Capital expenditures......................          903               154               1,057

                    SUMMIT TECHNOLOGY, INC. AND SUBSIDIARIES

12. SEGMENT INFORMATION -- (CONTINUED)
  Geographic Area

     The following table summarizes financial information by geographic area:

                                         UNITED STATES      EUROPE      ELIMINATIONS     CONSOLIDATED
                                         -------------     --------     ------------     ------------
    YEAR ENDED DECEMBER 31, 1992:
    Total revenues:
      Unaffiliated customers.........       $ 16,991       $ 14,139       $     --         $ 31,130
      Intercompany transfers.........          8,364          1,638        (10,002)              --
                                            --------       --------       --------         --------
         Total.......................       $ 25,355       $ 15,777       $(10,002)        $ 31,130
                                            ========       ========       ========         ========
    Income (loss) from operations....       $   (425)      $    183       $     --         $   (242)
                                            ========       ========       ========         ========
    Identifiable assets..............       $ 37,701       $ 11,218       $(10,147)        $ 38,772
                                            ========       ========       ========         ========
    YEAR ENDED DECEMBER 31, 1993:
    Total revenues:
      Unaffiliated customers.........       $ 13,965       $ 12,836       $     --         $ 26,801
      Intercompany transfers.........          6,925          2,870         (9,795)              --
                                            --------       --------       --------         --------
         Total.......................       $ 20,890       $ 15,706       $ (9,795)        $ 26,801
                                            ========       ========       ========         ========
    Loss from operations.............       $ (8,175)      $ (1,007)      $     --         $ (9,182)
                                            ========       ========       ========         ========
    Identifiable assets..............       $ 51,551       $ 15,951       $(16,954)        $ 50,548
                                            ========       ========       ========         ========
    YEAR ENDED DECEMBER 31, 1994:
    Total revenues:
      Unaffiliated customers.........       $ 19,475       $  4,735       $     --         $ 24,210
      Intercompany transfers.........          2,426          2,364         (4,790)              --
                                            --------       --------       --------         --------
         Total.......................       $ 21,901       $  7,099       $ (4,790)        $ 24,210
                                            ========       ========       ========         ========
    Loss from operations.............       $ (9,092)      $ (6,493)      $    101         $(15,484)
                                            ========       ========       ========         ========
    Identifiable assets..............       $ 76,325       $  9,109       $(34,267)        $ 51,167
                                            ========       ========       ========         ========

     Intercompany transfers represent shipments of parts and subassemblies between the Company and its European subsidiary. These shipments are made at transfer prices which approximate prices charged to unaffiliated customers and have been eliminated from consolidated net revenues.

  Significant Customers

     For the years ended December 31, 1992 and 1993, a different customer accounted for 14% and 11% of total net revenues, respectively. There were no significant customers for the year ended December 31, 1994. For the six months ended June 30, 1995, a different customer accounted for 14% of net revenues.

                    SUMMIT TECHNOLOGY, INC. AND SUBSIDIARIES

12. SEGMENT INFORMATION -- (CONTINUED)
  Export Sales

     Export sales, which were immaterial in 1994, from the Company's U.S.
operation to unaffiliated customers by geographic area were as follows:

                                                                       1992    1993
                                                                       ---     ---
            Pacific Rim & Far East...................................   21%     20%
            Europe & Mideast.........................................   27%      8%
            North and Latin America..................................    3%      9%

     The above percentages do not include sales to unaffiliated customers made from the Company's European subsidiary.

13. RETIREMENT PLAN

     In 1991, the Company established a Retirement Plan (the "Plan") for all domestic employees under Section 401(k) of the Internal Revenue Code. Employees may contribute from 2% to 18% of their salary subject to contribution limits defined by the Internal Revenue Code. The Company may, at its discretion, match in cash or its common stock 50% of an employee's contribution up to 4% of the employee's salary. For the years ended December 31, 1992, 1993 and 1994, the Company issued common stock valued at $61, $76 and $62, respectively representing its matching contribution to the Plan.

14. PILLAR POINT PARTNERSHIP

     Pursuant to a partnership and licensing arrangement with VISX, the Company and VISX are obligated to pay royalties on U.S. equipment sales and procedures performed with such equipment in the U.S. to Pillar Point Partners if and when FDA approval is obtained for commercial sale of excimer lasers to perform Photorefractive Keratectomy. Pillar Point Partners is jointly owned by the Company and VISX. As of December 31, 1994 and June 30, 1995 no royalties were owed to Pillar Point Partners.

     The agreements forming Pillar Point Partners have been challenged in a counterclaim to a patent infringement suit brought by the Partnership in March 1995, against LaserSight, Inc. in the Federal District Court in Delaware. LaserSight, Inc. has alleged that these agreements and the alleged pooling of patents thereunder constitute patent misuse. Any successful challenge to the structure and operation of Pillar Point Partners could have a material adverse effect on the Company's business, financial condition and result of operations.

15. SUPPLEMENTAL CASH FLOW INFORMATION

     For the years ended December 31, 1992, 1993, and 1994, the Company recorded the following non cash transactions:

         1992
         Additions to capital lease obligations of $871.
         Treasury stock received from exercise of stock options of $477. Shares issued under Retirement Plan of $61.

         1993
         Retirement of treasury stock of $564.
         Shares issued under Retirement Plan of $76.

                    SUMMIT TECHNOLOGY, INC. AND SUBSIDIARIES

15. SUPPLEMENTAL CASH FLOW INFORMATION -- (CONTINUED)
         1994
         Shares issued for patent rights of $966.
         Retirement of treasury stock of $305.
         Notes receivable for common stock purchase of $205.
         Shares issued under Retirement Plan of $62.

================================================================================

  NO DEALER, SALES PERSON OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THIS OFFERING OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY OF THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF ANY OFFER TO BUY ANY SECURITIES OFFERED HEREBY IN ANY JURISDICTION TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH AN OFFER OR SOLICITATION IN SUCH JURISDICTION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

                            ------------------------

                               TABLE OF CONTENTS

                                        PAGE
                                        ----
Prospectus Summary....................    3
Risk Factors..........................    5
The Company...........................   11
Price Range of Common Stock...........   11
Dividend Policy.......................   11
Use of Proceeds.......................   11
Capitalization........................   12
Selected Consolidated Financial
  Information.........................   13
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.......................   14
Business..............................   16
Management............................   32
Underwriting..........................   35
Legal Opinions........................   36
Experts...............................   36
Incorporation of Certain Documents by
  Reference...........................   36
Available Information.................   36
Index to Consolidated Financial
  Statements..........................  F-1

  UNTIL             , 1995 (25 DAYS AFTER
THE DATE OF THIS PROSPECTUS), ALL DEALERS
EFFECTING TRANSACTIONS IN THE REGISTERED
SECURITIES, WHETHER OR NOT PARTICIPATING IN
THIS DISTRIBUTION, MAY BE REQUIRED TO
DELIVER A PROSPECTUS. THIS IS IN ADDITION TO
THE OBLIGATION OF DEALERS TO DELIVER A
PROSPECTUS WHEN ACTING AS UNDERWRITERS AND
WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR
SUBSCRIPTION.

================================================================================

                                2,200,000 SHARES

                                      LOGO

                            SUMMIT TECHNOLOGY, INC.

                                  COMMON STOCK

                            ------------------------

                                   PROSPECTUS
                                            , 1995
                            ------------------------

                               SMITH BARNEY INC.
                            BEAR, STEARNS & CO. INC.
                              MORGAN STANLEY & CO.
                                  INCORPORATED

                               PIPER JAFFRAY INC.
================================================================================